SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                    MEVC DRAPER FISHER JURVETSON FUND I, INC.
                                (Name of Issuer)

                    MEVC DRAPER FISHER JURVETSON FUND I, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    553829102
                      (CUSIP Number of Class of Securities)

                                 Michael Tokarz
                    meVC Draper Fisher Jurvetson Fund I, Inc.
                              10 Rockefeller Plaza
                               New York, NY 10020
                                 (212) 687-8080

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                November 26, 2003
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------

Transaction Valuation: $32,507,107.50(a)    Amount of Filing Fee: $2,629.83 (b)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price to be paid for 4,038,150 shares in the tender offer, based upon a price of $8.05 (95% of the net asset value per share of $8.47 on November 17, 2003).

(b)  Calculated at $80.90 per $1,000,000 of Transaction Valuation.

[ ]  Check  the  box if any  part of the fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:
                              ---------------------------
     Form or Registration No.:
                               --------------------------
     Filing Party:
                    -------------------------------------
     Date Filed:
                  ---------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.   SUMMARY TERM SHEET.

          meVC Draper Fisher Jurvetson Fund I, Inc. (the "Fund"), is offering to purchase 4,038,150 shares (25% of outstanding shares) of common stock of the Fund ("Share" or "Shares" as the context requires) from shareholders of the Fund ("Shareholders") at 95% of their net asset value (that is, 95% of the value of the Fund's assets minus its liabilities, divided by the number of outstanding Shares). The offer to purchase Shares (the "Offer") will remain open until 5:00 p.m., Eastern Time, on Wednesday, December 31, 2003, unless the Offer is extended.

          The Fund has commenced this tender offer pursuant to Shareholder approval of the proposed management plan (the "Management Plan") of the Fund's Board of Directors (the "Directors" or "Board of Directors" as the context requires) at a Special Meeting of Shareholders held on September 16, 2003 (the "Special Meeting"). As part of the Management Plan, it was contemplated that the Fund would conduct a tender offer as soon as practicable after the Special Meeting.

          The net asset value of Shares will be calculated for this purpose on December 31, 2003 (the "Valuation Date"). The net asset value as of the Valuation Date will be derived from unaudited financial statements. The audit of the Fund's financials, as of October 31, 2003, however, is expected to be completed prior to the expiration of the Offer. The Fund's unaudited net asset value as of October 31, 2003 was $8.48 per Share (rounded to the nearest hundredth). As of November 17, 2003, the Fund's unaudited net asset value was $8.47 per Share (rounded to the nearest hundredth). 95% of this net asset value would amount to $8.05 per Share (rounded to the nearest hundredth). As of the close of trading on November 17, 2003, the market price of the Fund's shares on the New York Stock Exchange (the "NYSE") was $7.91 per Share. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

          Shareholders may tender all or a portion of their Shares. If a Shareholder tenders Shares, subject to any extension of the Offer, the Fund will pay the Shareholder in cash no later than January 10, 2004, 95% of the unaudited net asset value of the Shareholder's Shares tendered and accepted by the Fund based on the Fund's calculation of its net asset value as of December 31, 2003. The Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand or the proceeds from the sale of liquid portfolio securities held by the Fund.

          If more than 4,038,150 Shares (25% of outstanding Shares) are duly tendered to the Fund prior to the Expiration Date (defined below) and not withdrawn, the Fund will, in its sole discretion, accept Shares tendered on or before the Expiration Date for payment on a PRO RATA basis based on the aggregate amount of tendered Shares. Pursuant to Rule 13e-4(f)(3)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Fund reserves the right to accept all Shares tendered by persons who own, beneficially or of record, an aggregate of less than 100 Shares ("odd lots") and who tender all their Shares, before prorating Shares tendered by others. All Share certificates tendered and not purchased by the Fund pursuant to the Offer because of such pro-ration will be returned to the tendering Shareholders at the Fund's expense as soon as practicable after the Expiration Date (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility (defined below). The Fund does not intend to accept additional Shares in accordance with the terms of Rule 13e-4(f)(1)(ii) under the Exchange Act. The Offer may be extended, amended or canceled in various other circumstances.

          Following this summary is a formal notice of the Fund's offer to purchase Shares. The Offer remains open to Shareholders until 5:00 p.m., Eastern Time, on Wednesday, December 31, 2003, the expected expiration date of the Offer. Until that time, Shareholders have the right to change their minds and withdraw the tenders of their Shares. Shareholders will also have the right to withdraw tenders of their Shares at any time after Friday, January 23, 2004, assuming their Shares have not yet been accepted for purchase by the Fund.

          The net asset value of Shares can change between the date of this filing and December 31, 2003, the date as of which the value of Shares will be determined for purposes of calculating the purchase price for Shares. The Fund publishes the net asset value of Shares on a daily basis on its web site. For current net asset value information you may (i) visit the Fund's web site at http://www.mvccapital.com or (ii) call EquiServe Trust Company, N.A. (the "Information Agent") toll free at (800) 426-5523, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). The audit of the Fund's financial statements is not expected to be completed until on or about December 23, 2003. Therefore, prior to the completion of the audit, any publication of the Fund's net asset value as of October 31, 2003 would be based on unaudited financials.

          In addition, the Board of Directors has engaged Houlihan Lokey Howard & Zukin Financial Advisors ("Houlihan Lokey"), financial advisors independent of the Fund, to render one or more written reports (collectively, the "Report") regarding the reasonableness of the Fund's net asset value as determined by the Board of Directors as of October 31, 2003 and as to be determined by the Board of Directors as of December 31, 2003. No limitations were imposed by the Board of Directors with respect to the investigations to be made or the procedures to be followed by Houlihan Lokey in connection with said Report. On or about December 15, 2003, Houlihan Lokey is expected to provide a Report regarding the reasonableness of the Fund's net asset value as determined by the Board of Directors as of October 31, 2003, the Fund's fiscal year end, and is expected to provide an update or an additional Report on or about December 31, 2003. Houlihan Lokey has not been engaged to render an opinion regarding the fairness of the Offer to the Shareholders or any other person. Further, any Report rendered by Houlihan Lokey will not constitute a recommendation to the Board of Directors regarding the Offer or the underlying merits of the Offer, or a recommendation to any Shareholder of the Fund as to whether any Shareholder should tender any Shares pursuant to the Offer. Shareholders may withdraw any Shares tendered up until 5:00 p.m., Eastern Time, on the Valuation Date or until such later date if the tendered Shares are not accepted for payment by the Fund. (Forms for withdrawals of tenders are available by calling the Depositary at (800) 426-5523. Withdrawals may be made by either sending the proper form by mail or fax to the Depositary using the address and fax number provided on the last page of the Offer.)

          Shareholders having Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such firm if they desire to tender their Shares. For a Shareholder validly to tender Shares pursuant to the Offer, one of the following two procedures must be followed:

               (a)(i) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be transmitted to and received by EquiServe Trust Company, N.A. (the "Depositary"), at one of its addresses set forth on the last page of the Offer to Purchase, and (ii) either the certificate for Shares must be transmitted to and received by the Depositary at the address set forth on the last page of the Offer to Purchase or the tendering Shareholder must comply with the Book-Entry Delivery Procedure set forth below; or

               (b)  Shareholders  must  comply  with  the  Guaranteed   Delivery
     Procedure also set forth below, in all cases prior to the Expiration Date.

          Signatures on Letters of Transmittal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office, branch or agency in the U.S. (each, an "Eligible Institution") unless:
(a) the Letter of Transmittal is signed by the registered holder of the Shares tendered, including those Shareholders who are participants in the Book-Entry Transfer Facility and whose name appears on a security position listing as the owner of the Shares, but excluding those registered Shareholders who have completed either the "Special Payment Instructions" box or the "Special Delivery Instructions" box on the Letter of Transmittal; or (b) such Shares are tendered for the account of an Eligible Institution. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

          Payment for Shares tendered and accepted for payment pursuant to the Offer will be made, in all cases, only after timely receipt of: (a) certificates for such Shares by the Depositary or book-entry confirmation of delivery of such Shares to the account of the Depositary; (b) a properly completed and duly executed Letter of Transmittal for such Shares; and (c) any other documents required by the Letter of Transmittal. The tender of Shares pursuant to any of the procedures described will constitute an agreement between the tendering Shareholder and the Fund upon the terms and subject to the conditions of the Offer.

          The method of delivery of all required documents is at the election and risk of each tendering Shareholder. All required documents must be received by the Depositary before 5:00 p.m., Eastern Time, on Wednesday, December 31, 2003. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

          BOOK-ENTRY  DELIVERY  PROCEDURE.  The  Depositary  will  establish  an account with respect to the Shares at the Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer. Any financial institution that is a participant in any of the Book-Entry Transfer Facility's systems may make delivery of tendered Shares by: (a) causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer; and (b) causing a confirmation of receipt of such delivery to be received by the Depositary (the "Book-Entry Delivery Procedure"). The Book-Entry Transfer Facility may charge the account of such financial institution for tendering Shares on behalf of Shareholders. Notwithstanding that delivery of Shares may be properly effected in accordance with this Book-Entry Delivery Procedure, the Letter of Transmittal, with signature guarantee, if required, and all other documents required by the Letter of Transmittal must be transmitted to and received by the Depositary at the appropriate address set forth on the last page of the Offer before the Expiration Date, or the tendering Shareholder must comply with the Guaranteed Delivery Procedure set forth below. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary for purposes of this Offer.

          GUARANTEED DELIVERY PROCEDURE. If certificates for Shares are not immediately available or time will not permit the Letter of Transmittal and other required documents to reach the Depositary on or prior to the Expiration Date, Shares may be properly tendered provided that: (a) such tenders are made by or through an Eligible Institution; and (b) the Depositary receives, on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Fund (delivered by hand, mail, telegram or facsimile transmission); and (c) the certificates for all tendered Shares, or confirmation of the delivery of Shares delivered into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer, together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) business days after the Expiration Date.

          If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or are not paid because of an invalid tender, or if certificates are submitted for more Shares than are tendered: (a) certificates for such unpurchased Shares will be returned, without expense to the tendering Shareholder, as soon as practicable following expiration or termination of the Offer; and (b) Shares delivered pursuant to the Book-Entry Delivery Procedure will be credited to the appropriate account maintained within the Book-Entry Transfer Facility.

          Please note that just as each Shareholder has the right to withdraw the tender of Shares, the Fund has the right to cancel, amend or postpone this Offer at any time up to and including the acceptance of tenders pursuant to the Offer.

          Questions, requests for assistance and requests for additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent, in the manner set forth on the last page of the Offer to Purchase.

ITEM 2.   ISSUER INFORMATION.

          (a) The name of the issuer is meVC Draper Fisher Jurvetson Fund I, Inc. The Fund is a closed-end investment company which has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund is organized as a Delaware corporation and the Fund's Shares are listed on the New York Stock Exchange under the symbol "MVC". The principal executive office of the Fund is located at 10 Rockefeller Plaza, New York, NY 10020 and it may be reached at (212) 687-8080.

          (b) The title of the securities that are the subject of the Offer is common stock, par value $.01 per Share. As of the close of business on November 17, 2003 the net asset value per Share of the Fund was $8.47 (rounded to the nearest hundredth); 95% of the net asset value per Share was $8.05 (rounded to the nearest hundredth). Subject to the conditions set forth in the Offer, the Fund will purchase up to 4,038,150 Shares (25% of outstanding Shares) that are tendered by 5:00 p.m., Eastern Time, on Wednesday, December 31, 2003, and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

          (c) Shares are traded on the NYSE under the symbol "MVC". As of the close of trading on November 17, 2003, the market price per Share was $7.91.

          The range of high and low prices for Shares for each quarter during the past two fiscal years were:



          FISCAL QUARTER ENDED           HIGH PRICE          LOW PRICE       NET ASSET VALUE

          January 31, 2002                 $10.06             $ 9.22              $14.06
          April 30 2002                    $10.06             $ 8.80              $13.62
          July 31, 2002                    $ 9.50             $ 7.50              $12.39
          October 31, 2002                 $ 8.05             $ 7.25              $11.84

          January 31, 2003                 $ 8.60             $ 7.90              $10.06
          April 30, 2003                   $ 8.68             $ 7.85              $ 9.65
          July 31, 2003                    $ 8.48             $ 7.89              $ 8.77
          October 31, 2003                 $ 8.36             $ 7.92              $ 8.48

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          (a) The name of the filing person is meVC Draper Fisher Jurvetson Fund I, Inc. The Fund's principal executive office is located at 10 Rockefeller Plaza, New York, NY 10020 and it may be reached at (212) 687-8080. Michael Tokarz, a member of the Fund's Board of Directors, serves as the Chairman and is the most senior executive officer of the Fund. The remaining Directors are Emilio Dominianni, Terry Feeney, Gerald Hellerman, George W. Karpus, Robert C. Knapp and Bruce W. Shewmaker. Their address is c/o meVC Draper Fisher Jurvetson Fund, Inc., 10 Rockefeller Plaza, New York, NY 10020.

ITEM 4.   TERMS OF THIS TENDER OFFER.

          (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to 4,038,150 Shares (25% of outstanding Shares) tendered by Shareholders and not withdrawn as described in ITEM 1. The initial expiration date of the Offer is 5:00 p.m., Eastern Time, on Wednesday, December 31, 2003 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

                  (ii) The purchase price of each Share tendered to the Fund for purchase will be 95% of the net asset value per Share as of the Valuation Date if the Offer expires on the Initial Expiration Date, and otherwise 95% of the net asset value per Share as of the close of business on any later date as corresponds to the terms of any extension of the Offer. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

                  A Shareholder that tenders for repurchase all or a portion of its Shares will receive cash in an aggregate amount equal to 95% of the estimated unaudited net asset value of Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date, payable within ten calendar days after the Valuation Date.

                  (iii) The scheduled expiration date of the Offer is 5:00 p.m., Eastern Time, Wednesday, December 31, 2003.

                  (iv) Not applicable.

                  (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. The purchase price of Shares tendered by any Shareholder will be 95% of the net asset value thereof as of the close of business on December 31, 2003, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on any later date as corresponds to the terms of any extension of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

                  (vi) A tender of Shares may be withdrawn at any time before 5:00 p.m., Eastern Time, Wednesday, December 31, 2003 and, if such Shares have not then been accepted for purchase by the Fund, at any time after Friday, January 23, 2004.

                  (vii) Shareholders having Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such firm if they desire to tender their Shares. For a Shareholder validly to tender Shares pursuant to the Offer, one of the following two procedures must be followed:

                  (a)(i) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be transmitted to and received by the Depositary, at one of its addresses set forth on the last page of the Offer to Purchase, and (ii) either the certificate for Shares must be transmitted to and received by the Depositary at the address set forth on the last page of the Offer to Purchase or the tendering Shareholder must comply with the Book-Entry Delivery Procedure; or

                  (b) Shareholders must comply with the Guaranteed Delivery Procedure also set forth below, in all cases prior to the Expiration Date.

                  Signatures on Letters of Transmittal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office, branch or agency in the U.S. (each, an "Eligible Institution") unless: (a) the Letter of Transmittal is signed by the registered holder of the Shares tendered, including those Shareholders who are participants in the Book-Entry Transfer Facility and whose name appears on a security position listing as the owner of the Shares, but excluding those registered Shareholders who have completed either the "Special Payment Instructions" box or the "Special Delivery Instructions" box on the Letter of Transmittal; or (b) such Shares are tendered for the account of an Eligible Institution. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

                  Payment for Shares tendered and accepted for payment pursuant to the Offer will be made, in all cases, only after timely receipt of: (a) certificates for such Shares by the Depositary or book-entry confirmation of delivery of such Shares to the account of the Depositary; (b) a properly completed and duly executed Letter of Transmittal for such Shares; and (c) any other documents required by the Letter of Transmittal. The tender of Shares pursuant to any of the procedures described will constitute an agreement between the tendering Shareholder and the Fund upon the terms and subject to the conditions of the Offer.

                  The method of delivery of all required documents is at the election and risk of each tendering Shareholder. All required documents must be received by the Depositary before 5:00 p.m., Eastern Time, on Wednesday, December 31, 2003. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

                  BOOK-ENTRY DELIVERY PROCEDURE. The Depositary will establish an account with respect to the Shares at the Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer. Any financial institution that is a participant in any of the Book-Entry Transfer Facility's systems may make delivery of tendered Shares by: (a) causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer; and (b) causing a confirmation of receipt of such delivery to be received by the Depositary (the "Book-Entry Delivery Procedure"). The Book-Entry Transfer Facility may charge the account of such financial institution for tendering Shares on behalf of Shareholders. Notwithstanding that delivery of Shares may be properly effected in accordance with this Book-Entry Delivery Procedure, the Letter of Transmittal, with signature guarantee, if required, and all other documents required by the Letter of Transmittal must be transmitted to and received by the Depositary at the appropriate address set forth on the last page of the Offer before the Expiration Date, or the tendering Shareholder must comply with the Guaranteed Delivery Procedure set forth below. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary for purposes of this Offer.

                  GUARANTEED DELIVERY PROCEDURE. If certificates for Shares are not immediately available or time will not permit the Letter of Transmittal and other required documents to reach the Depositary on or prior to the Expiration Date, Shares may be properly tendered provided that: (a) such tenders are made by or through an Eligible Institution; and (b) the Depositary receives, on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Fund (delivered by hand, mail, telegram or facsimile transmission); and (c) the certificates for all tendered Shares, or confirmation of the delivery of Shares delivered into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer, together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) business days after the Expiration Date.

                  If any tendered  Shares are not accepted for payment  pursuant to the terms and conditions of the Offer for any reason, or are not paid because of an invalid tender, or if certificates are submitted for more Shares than are tendered: (a) certificates for such unpurchased Shares will be returned, without expense to the tendering Shareholder, as soon as practicable following expiration or termination of the Offer; and (b) Shares delivered pursuant to the Book-Entry Delivery Procedure will be credited to the appropriate account maintained within the Book-Entry Transfer Facility.

                  Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described in (vi) above. To be effective, any notice of withdrawal must be timely received by the Depositary at the address or at one of the fax numbers set forth on the last page of the Offer. A form to use to give notice of withdrawal of a tender is available by calling the Depositary at the telephone numbers set forth on the last page of the Offer. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Shares, Shares may be tendered again prior to the Expiration Date by following the procedures described above.

                  (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shareholder's Shares.

                  (ix) If more than 4,038,150 Shares (25% of outstanding Shares) are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund will, in its sole discretion, accept Shares tendered on or before the Expiration Date for payment on a PRO RATA basis based on the aggregate amount of tendered Shares. Pursuant to Rule 13e-4(f)(3)(i) under the Exchange Act, the Fund reserves the right to accept all Shares tendered by persons who own, beneficially or of record, an aggregate of less than 100 Shares ("odd lots") and who tender all their Shares, before prorating Shares tendered by others. All Share certificates tendered and not purchased by the Fund pursuant to the Offer because of such pro-ration will be returned to the tendering Shareholders at the Fund's expense as soon as practicable after the Expiration Date (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, pursuant to the procedure set forth herein). The Fund does not intend to accept additional Shares in accordance with the terms of Rule 13e-4(f)(1)(ii) under the Securities and Exchange Act of 1934, as amended. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                  (x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportion of the Fund owned by Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.

                  The Fund's purchase of tendered Shares at a price that is less than the net asset value of those Shares will have the effect of increasing the net asset value of Shares that remain outstanding after completion of the Offer. As a result, it is anticipated that Shareholders who do not tender their Shares may benefit from the Offer. Because the Fund will purchase tendered Shares at a price that is equal to 95% of net asset value (determined as of December 31, 2003), this will have the effect of increasing the net asset value of Shares held by non-tendering Shareholders by 1.67%, assuming that 25% of the Shares are tendered by Shareholders and purchased by the Fund. Additionally, Shareholders that retain their Shares also could have the opportunity to benefit from certain realized and unrealized capital losses generated by the Fund. As of October 31, 2003, there were approximately $4,220,380 in realized capital losses (during the most recent fiscal year), and $122,443,907 in unrealized capital losses, and certain of those losses can be utilized to offset future realized capital gains, which, in turn, could enhance the net returns (I.E. after taxes) of the Fund and Shareholders.

                  (xi) Not applicable.

                  (xii) The following discussion is a general summary of the U.S. federal income tax consequences of a tender of Shares pursuant to the Offer based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, Treasury Regulations and rulings in existence on the date hereof, all of which are subject to change. Each Shareholder should consult the Shareholder's tax advisor for a full understanding of the tax consequences of such a tender, including potential state, local and foreign taxation by jurisdictions of which the Shareholder is a citizen, resident or domiciliary. As used herein, a "U.S. Shareholder" means a Shareholder that is: (i) a citizen or resident of the U.S., (ii) a corporation or partnership created or organized in the United States or under the law of the United States or any state, (iii) a trust where (a) a U.S. court is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust or (iv) an estate which is subject to U.S. tax on its worldwide income from all sources. A "Non-U.S. Shareholder" is a Shareholder that is not a U.S. Shareholder.

                  U.S. SHAREHOLDERS. The tender of Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes, either as a "sale or exchange" or, under certain circumstances, as a "dividend." Under Section 302(b) of the Code, a tender of Shares pursuant to the Offer generally will be treated as a sale or exchange if the receipt of cash or other property by the
Shareholder: (a) results in a "complete redemption" of the Shareholder's interest in the Fund, (b) is "substantially disproportionate" with respect to the Shareholder or (c) is "not essentially equivalent to a dividend" with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in
Section 318 of the Code, generally must be taken into account. If any of these three tests for sale or exchange treatment is met, a Shareholder will recognize gain or loss equal to the difference between the value of the cash or other property received by the Shareholder pursuant to the Offer and the tax basis of the Shares sold. If such Shares are held as a capital asset, the gain or loss will be a capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is (i) the same as the maximum ordinary income rate for capital assets held for one year or less (currently, 35%) or (ii) 15% for capital assets held for more than one year. Currently, the maximum long-term capital gains rate for corporations is 35%. A Shareholder who receives securities upon tendering its Shares will have a tax basis in such securities equal to their fair market value on the date of the exchange.

                  Any loss realized on a tender of Shares will be disallowed to the extent the Shares disposed of are replaced with substantially identical Shares within a period beginning 30 days before and ending 30 days after the disposition of the Shares. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Any loss arising from the tender of Shares held for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any amount of capital gain dividends received by the Shareholder with respect to such Shares. For purposes of determining whether Shares in the Fund have been held for six months or less, a Shareholder's holding period is suspended for any periods during which the Shareholder's risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.

                  If none of the tests set forth in Section 302(b) of the Code is met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a "dividend" to the extent of such Shareholder's allocable share of the Fund's current or accumulated earnings and profits. The excess of such amounts received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the Shareholder's tax basis in the Shares sold pursuant to the Offer). Any amounts in excess of the Shareholder's tax basis would constitute taxable gain. Thus, a Shareholder's tax basis in the Shares sold will not reduce the amount of the dividend. Any remaining tax basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a dividend to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

                  The Depositary may be required to withhold 28% of the gross proceeds paid to a U.S. Shareholder or other payee pursuant to the Offer if such Shareholder fails to certify on IRS Form W-9 or other applicable form either that the Taxpayer Identification Number furnished to the Fund is correct or that such Shareholder has not received notice from the Internal Revenue Service of being subject to backup withholding. A copy of IRS Form W-9 is included with the materials accompanying the Offer.

                  NON-U.S. SHAREHOLDERS. The U.S. federal income taxation of a Non-U.S. Shareholder on a tender of Shares pursuant to the Offer depends on whether this transaction is "effectively connected" with a trade or business carried on in the U.S. by the Non-U.S. Shareholder as well as the tax characterization of the transaction as either a sale of the Shares or a distribution by the Fund, as discussed above for U.S. Shareholders. If the tender of Shares pursuant to the Offer is not so effectively connected and if it is treated as a sale or exchange, any gain realized by a Non-U.S. Shareholder upon the tender of Shares pursuant to the Offer will not be subject to U.S. federal income tax or to any U.S. tax withholding. If, however, the tender of Shares is treated as a distribution by the Fund instead of a sale or exchange, the cash or other property received by a tendering Non-U.S. Shareholder will be treated for U.S. tax purposes as a distribution by the Fund, with the cash or other property then being characterized in the same manner as described above for U.S. Shareholders. In such an event, the portion of the distribution treated as a dividend to the Non-U.S. Shareholder would be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the dividend is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Shareholder. If the amount realized on the tender of Shares by a Non-U.S. Shareholder is so effectively connected, regardless of whether the tender is characterized as a sale or exchange or as giving rise to a distribution from the Fund for U.S. federal income tax purposes, the transaction will be treated and taxed in the same manner as if the Shares involved were tendered by a U.S. Shareholder.

                  Non-U.S. Shareholders should provide the Depositary with a completed Form W-8BEN (or, if appropriate, Form W-8IMY, Form W-8ECI or other applicable form) in order to avoid 28% backup withholding on the cash or other property they receive from the Fund regardless of how they are taxed with respect to their tender of the Shares involved.

          (b) None of the Directors, other than Mr. Karpus, is expected to tender his Shares pursuant to the Offer. It is the Fund's current understanding that the Shares beneficially owned by Mr. Karpus may be tendered pursuant to the terms of the Offer.

ITEM 5.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND
          AGREEMENTS WITH  RESPECT TO THE ISSUER'S SECURITIES.

          The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and any Director, executive officer or any person controlling the Fund; and (ii) any person, with respect to Shares.

ITEM 6.   PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF
          THE ISSUER OR AFFILIATE.

          (a) The purpose of the Offer is to effectuate the Management Plan, which was approved by Shareholders at the Special Meeting. In addition, the Fund expects that the tendering of Shares by Shareholders could decrease the amount the market price of Shares is discounted relative to the net asset value per Share of the Fund. It is the understanding of the Board of Directors that, in general, closed-end funds which conduct tender offers are traded at less of a discount than closed-end funds which do not.

          (b) Shares that are tendered to the Fund in connection with the Offer will be held in treasury.

          (c) None of the Fund, its executive officers or Directors has any plans, proposals or negotiations that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Directors determines may be necessary or appropriate to fund all or a portion of the purchase price for Shares to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the management of the Fund including, but not limited to, any plans or proposals to change any material term of the portfolio management arrangements with Mr. Tokarz; (5) any other material change in the Fund's structure or business, including any plans or proposals to cease to be a business development company for which a vote would be required by Section 58 of the 1940 Act; (6) any class of securities of the Fund to be delisted from a national exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; (7) any class of securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the 1934 Act; (8) the suspension of the Fund's obligation to file reports under
Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund; or (10) any changes in the Fund's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The Fund expects that the purchase price for Shares acquired pursuant to the Offer will be derived from one or more of the following sources:
(i) cash on hand; and (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Fund.

          (b) The Fund, its executive officers and Directors have determined not to borrow funds to purchase Shares tendered in connection with the Offer.

          (c) Not applicable.

ITEM 8.   SHARES IN SECURITIES OF THE ISSUER.

          As of November 17, 2003, the Directors and Officers of the Fund as a group beneficially owned 1.6% of the outstanding Shares. The following table details the beneficial ownership of Shares by each Director and Officer.

            DIRECTOR/OFFICER             AMOUNT OF SHARES         PERCENTAGE
            NAME AND ADDRESS               BENEFICIALLY          OF FUND HELD
                                              OWNED
DIRECTORS

Robert C. Knapp                                  0                    0*

Terry Feeney                                     0                    0*

George W. Karpus                               6,000            Less than 1%**

Emilio A. Dominianni                           1,000             Less than 1%

            DIRECTOR/OFFICER             AMOUNT OF SHARES         PERCENTAGE
            NAME AND ADDRESS               BENEFICIALLY          OF FUND HELD
                                              OWNED

Bruce W. Shewmaker                             1,000             Less than 1%

Gerald Hellerman                               1,000             Less than 1%

OFFICER AND DIRECTOR

Michael Tokarz                                255,000                1.6%


* Mssrs. Knapp and Feeney are Managing Director and Vice Chairman/Chief Operating Officer, respectively, of Millennium Partners, L.P. The general partner of Millennium Partners, L.P., Millennium USA, L.P. and Millenco, L.P. is Millennium Management, LLC. Millennium USA, L.P., Millennium International, Ltd. and Millennium Global Estate, L.P. are funds that are limited partners of Millennium Partners, L.P., each of which holds 444,771 Shares, 334,729 Shares, and 145,700 Shares, respectively. In addition, Millenco, L.P. holds 196,700 Shares. Mssrs. Knapp and Feeney disclaim all beneficial ownership in these Shares.

** Represented by 6,000 Shares held directly by Mr. Karpus. Does not include (a) 714,806 Shares held by clients of Karpus Investment Management and (b) 4,500 Shares held by the Karpus Investment Management Profit Sharing Plan since Mr. Karpus does not have or share voting power or investment power over such Shares.

          (a) There have been no transactions involving Shares that were effected during the past 60 days by the Fund, any Director or executive officer or any person controlling the Fund.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

          The Fund will not pay to any broker or dealer, commercial bank, trust company or other person any solicitation fee for any Shares purchased pursuant to the Offer. The Fund will reimburse such persons for customary handling and mailing expenses incurred in forwarding the Offer. No such broker, dealer, commercial bank, trust company or other person has been authorized to act as agent of the Fund or the Depositary for purposes of the Offer.

          The Fund has retained EquiServe Trust Company, N.A. to act as Depositary and Information Agent. EquiServe Trust Company, N.A will receive reasonable and customary compensation for its service as Depositary and Information Agent and will also be reimbursed for certain expenses associated with the Offer.

ITEM 10.  FINANCIAL STATEMENTS.

          (a)  (1)  Reference  is  made  to  the  following   audited  financial
statements of the Fund, which the Fund has prepared and furnished to Shareholders and filed with the Securities and Exchange Commission pursuant to Rule 15d-l under the 1934 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

          Audited financial statements for the fiscal year ended October 31, 2002, previously filed on EDGAR on Form 10-K on January 27, 2003.

          Audited financial statements for the fiscal year ended October 31, 2001, previously filed on EDGAR on Form 10-K on December 18, 2002.

               (2) Reference is made to the following unaudited financial statements of the Fund which are incorporated by reference in their entirety of the purpose of filing this Schedule TO:

          Unaudited financial statements for the quarter ended July 31, 2003, previously filed on EDGAR on Form 10-Q on September 12, 2003.

               (3) Not applicable.

               (4) The net asset value per Share as of July 31, 2003, the date of the most recent balance sheet presented, is $8.77.

          (b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

          (a) (1) None.

              (2) None.

              (3) Not applicable.

              (4) Not applicable.

              (5) None.

          (b) None.

ITEM 12.  EXHIBITS.

          Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and is incorporated herein by reference:

          (a)(1) Offer to Purchase, dated November 26, 2003

          (a)(2) Form of Letter of Transmittal

          (a)(3) Form of Notice of Guaranteed Delivery

          (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

          (a)(5) Form  of  Letter  to  Clients  of   Brokers,   Dealers,
                 Commercial Banks, Trust Companies and Other Nominees

          (a)(6) Form of Letter to Shareholders

          (a)(7) Press release issued by the Fund dated November 26, 2003

          (a)(8) Text of letter to Shareholders dated November 26, 2003 from Michael Tokarz, Chairman and Director

          (a)(9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      MEVC DRAPER FISHER JURVETSON FUND I, INC.

                                      By:   /s/ Michael Tokarz
                                            ---------------------------------
                                            Name:  Michael Tokarz
                                            Title: Director and Chairman

November 26, 2003

                                  EXHIBIT INDEX

EXHIBIT

(a)(1)     Offer to Purchase, dated November 26, 2003

(a)(2)     Form of Letter of Transmittal

(a)(3)     Form of Notice of Guaranteed Delivery

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(6)     Form of Letter to Shareholders

(a)(7)     Press release issued by the Fund dated November 26, 2003

(a)(8) Text of letter to Shareholders dated November 26, 2003 from Michael Tokarz, Chairman and Director

(a)(9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

                                                                   Exhibit 99.1

                                Offer to Purchase

                    meVC DRAPER FISHER JURVETSON FUND I, INC.
                    10 Rockefeller Plaza, New York, NY 10020

                   OFFER TO PURCHASE UP TO 4,038,150 SHARES OF
                       COMMON STOCK AT 95% NET ASSET VALUE
                             DATED NOVEMBER 26, 2003

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
             5:00 P.M., EASTERN TIME, WEDNESDAY, DECEMBER 31, 2003,
                          UNLESS THE OFFER IS EXTENDED

To the Shareholders of
MEVC DRAPER FISHER JURVETSON FUND I, INC.:

          meVC Draper Fisher Jurvetson Fund I, Inc., a closed-end investment company organized as a Delaware corporation (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer and the related Letter of Transmittal (which together constitute the "Offer") 4,038,150 shares (25% of outstanding shares) of common stock of the Fund ("Share" or "Shares" as the context requires) from shareholders of the Fund ("Shareholders") at a price equal to 95% of their net asset value (that is, 95% of the value of the Fund's assets minus its liabilities, divided by the number of outstanding Shares) as of December 31, 2003, if the Offer expires on that day. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares will be determined at the close of business on any later date as corresponds to the terms of any extension of the Offer. This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are traded on the New York Stock Exchange under the symbol "MVC".

          Shareholders should realize that the value of Shares tendered in this Offer will likely change between the date of this Offer and December 31, 2003, when the value of Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares. Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should (i) visit the Fund's web site at http://www.mvccapital.com or (ii) contact the Fund's Information Agent, EquiServe Trust Company, N.A., at the telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should follow the procedures set forth in
Section 4 below.

                                    IMPORTANT

          None of the Fund, its executive officers or its Board of Directors makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the portion of their Shares to tender.

          Because each Shareholder's investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

          This transaction has not been approved or disapproved by the Securities and Exchange Commission. Neither the Securities and Exchange
Commission nor any state securities commission has passed on the fairness or merits of this transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

          Questions, requests for assistance and requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to EquiServe Trust Company, N.A., the Information Agent, at (800) 426-5523.

                                TABLE OF CONTENTS

SUMMARY TERM SHEET............................................................1

1. BACKGROUND AND PURPOSE OF THE OFFER........................................4

2. OFFER TO PURCHASE AND PRICE................................................5

3. AMOUNT OF TENDER...........................................................6

4. PROCEDURE FOR TENDERS......................................................7

5. WITHDRAWAL RIGHTS..........................................................9

6. PURCHASES AND PAYMENT......................................................9

7. CERTAIN CONDITIONS OF THE OFFER............................................9

8. CERTAIN INFORMATION ABOUT THE FUND........................................10

9. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.....................11

10. MISCELLANEOUS............................................................13

11. FINANCIAL STATEMENTS.....................................................14

                               SUMMARY TERM SHEET

..  As stated in the offering  documents of meVC Draper Fisher  Jurvetson Fund I,
   Inc. (hereinafter "we" or the "Fund"), we will purchase up to 4,038,150 shares (25% of outstanding shares) of common stock of the Fund ("Share" or
   "Shares"   as  the  context   requires)   from   shareholders   of  the  Fund
   ("Shareholders") at 95% of their net asset value (that is, 95% of the value of the Fund's assets minus its liabilities, divided by the number of outstanding Shares). This offer to purchase Shares (the "Offer") will remain open until 5:00 p.m., Eastern Time, on Wednesday, December 31, 2003, unless the Offer is extended.

.. We have commenced this tender offer pursuant to Shareholder approval of the proposed management plan (the "Management Plan") of the Fund's Board of Directors (the "Directors" or "Board of Directors" as the context requires) at a Special Meeting of Shareholders held on September 16, 2003 (the "Special Meeting"). As part of the Management Plan, it was contemplated that we would conduct a tender offer as soon as practicable after the Special Meeting.

..  The net asset value of Shares will be calculated for this purpose on December
   31, 2003 (the "Valuation Date"). The net asset value as of the Valuation Date will be derived from unaudited financial statements. The audit of the Fund's financials, as of October 31, 2003, is expected to be completed prior to the expiration of the Offer. The Fund's unaudited net asset value as of October 31, 2003 was $8.48 per Share (rounded to the nearest hundredth). As of November 17, 2003, the Fund's unaudited net asset value was $8.47 per Share (rounded to the nearest hundredth). 95% of this net asset value would amount to $8.05 per Share (rounded to the nearest hundredth). As of the close of trading on November 17, 2003, the market price of the Fund's shares on the New York Stock Exchange (the "NYSE") was $7.91 per Share. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

..  You may tender all or a portion of your Shares.

.. If you tender Shares, subject to any extension of the Offer, we will pay you in cash no later than January 10, 2004, 95% of the unaudited net asset value of your Shares tendered and accepted by the Fund based on the Fund's calculation of its net asset value as of December 31, 2003. We will pay you from one or more of the following sources: cash on hand or the proceeds from the sale of liquid portfolio securities held by the Fund.

.. If more than 4,038,150 Shares (25% of outstanding Shares) are duly tendered to the Fund prior to the Expiration Date (defined below) and not withdrawn, the Fund will, in its sole discretion, accept Shares tendered on or before the Expiration Date for payment on a PRO RATA basis based on the aggregate amount of tendered Shares. Pursuant to Rule 13e-4(f)(3)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Fund reserves the right to accept all Shares tendered by persons who own, beneficially or of record, an aggregate of less than 100 Shares ("odd lots") and who tender all their Shares, before prorating Shares tendered by others. All Share certificates tendered and not purchased by the Fund pursuant to the

   Offer because of such pro-ration will be returned to the tendering Shareholders at the Fund's expense as soon as practicable after the Expiration Date (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility (defined below). The Fund does not intend to accept additional Shares in accordance with the terms of Rule 13e-4(f)(1)(ii) under the Exchange Act. The Offer may be extended, amended or canceled in various other circumstances.

.. Following this summary is a formal notice of our offer to purchase your Shares. Our Offer remains open to you until 5:00 p.m., Eastern Time, on Wednesday, December 31, 2003, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Shares. You will also have the right to withdraw the tender of your Shares at any time after Friday, January 23, 2004, assuming your Shares have not yet been accepted for repurchase.

.. The net asset value of your Shares can change between the date of this Offer and December 31, 2003, the date as of which the value of Shares will be determined for purposes of calculating the purchase price for Shares.

.. The Fund publishes the net asset value of Shares on a daily basis on its web site. For current net asset value information you may (i) visit the Fund's web site at http://www.mvccapital.com or (ii) call EquiServe Trust Company, N.A. (the "Information Agent") toll-free at (800) 426-5523, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). The audit of the Fund's financial statements is not expected to be completed until on or about December 23, 2003. Therefore, prior to the completion of the audit, any publication of the Fund's net asset value as of October 31, 2003 would be based on unaudited financials.

..  In addition, the Board of Directors has engaged Houlihan Lokey Howard & Zukin
   Financial Advisors ("Houlihan Lokey"), financial advisors independent of the Fund, to render one or more written reports (collectively, the "Report") regarding the reasonableness of the Fund's net asset value as determined by the Board of Directors as of October 31, 2003 and as to be determined by the Board of Directors as of December 31, 2003. No limitations were imposed by the Board of Directors with respect to the investigations to be made or the procedures to be followed by Houlihan Lokey in connection with said Report. On or about December 15, 2003, Houlihan Lokey is expected to provide a Report regarding the reasonableness of the Fund's net asset value as determined by the Board of Directors as of October 31, 2003, the Fund's fiscal year end, and is expected to provide an update or an additional Report on or about December 31, 2003. Houlihan Lokey has not been engaged to render an opinion regarding the fairness of the Offer to the Shareholders or any other person. Further, any Report rendered by Houlihan Lokey will not constitute a recommendation to the Board of Directors regarding the Offer or the underlying merits of the Offer, or a recommendation to any Shareholder of the Fund as to whether any Shareholder should tender any Shares pursuant to the Offer. Shareholders may withdraw any Shares tendered up until 5:00 p.m., Eastern Time, on the Valuation Date or until such later date if the tendered Shares are not accepted for payment by the Fund. (Forms for withdrawals of
   tenders  are  available  by  calling  the   Depositary  at  (800)   426-5523.
   Withdrawals may be made by either sending the proper form by mail or fax to the Depositary using the address and fax number provided on the last page of the Offer.)

.. Shareholders having Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such firm if they desire to tender their Shares. For a Shareholder validly to tender Shares pursuant to the Offer, one of the following two procedures must be followed:

                  (a)(i) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be transmitted to and received by EquiServe Trust Company, N.A. (the "Depositary"), at one of its addresses set forth on the last page of this Offer, and (ii) either the certificate for Shares must be transmitted to and received by the Depositary at the address set forth on the last page of this Offer or the tendering Shareholder must comply with the Book-Entry Delivery Procedure set forth below; or

                  (b) Shareholders must comply with the Guaranteed Delivery Procedure also set forth below, in all cases prior to the Expiration Date.

..  Signatures on Letters of Transmittal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office, branch or agency in the U.S. (each, an "Eligible Institution") unless: (a) the Letter of Transmittal is signed by the registered holder of the Shares tendered, including those Shareholders who are participants in the Book-Entry Transfer Facility and whose name appears on a security position
   listing  as  the  owner  of  the  Shares,   but  excluding  those  registered
   Shareholders who have completed either the "Special Payment Instructions" box or the "Special Delivery Instructions" box on the Letter of Transmittal; or
   (b) such Shares are tendered for the account of an Eligible Institution. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

.. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made, in all cases, only after timely receipt of: (a) certificates for such Shares by the Depositary or book-entry confirmation of delivery of such Shares to the account of the Depositary; (b) a properly completed and duly executed Letter of Transmittal for such Shares; and (c) any other documents required by the Letter of Transmittal. The tender of Shares pursuant to any of the procedures described will constitute an agreement between the tendering Shareholder and the Fund upon the terms and subject to the conditions of the Offer.

.. The method of delivery of all required documents is at the election and risk of each tendering Shareholder. All required documents must be received by the Depositary before 5:00 p.m., Eastern Time, on Wednesday, December 31, 2003. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

..  BOOK-ENTRY DELIVERY PROCEDURE.  The Depositary will establish an account with respect to the Shares at the Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer. Any financial institution that is a participant in any of the Book-Entry Transfer Facility's systems may make delivery of tendered Shares by: (a) causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry
   Transfer  Facility's   procedure  for  such  transfer;   and  (b)  causing  a
   confirmation of receipt of such delivery to be received by the Depositary (the "Book-Entry Delivery Procedure"). The Book-Entry Transfer Facility may charge the account of such financial institution for tendering Shares on behalf of Shareholders. Notwithstanding that delivery of Shares may be properly effected in accordance with this Book-Entry Delivery Procedure, the Letter of Transmittal, with signature guarantee, if required, and all other documents required by the Letter of Transmittal must be transmitted to and received by the Depositary at the appropriate address set forth on the last page of this Offer before the Expiration Date, or the tendering Shareholder must comply with the Guaranteed Delivery Procedure set forth below.

.. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary for purposes of this Offer.

.. GUARANTEED DELIVERY PROCEDURE. If certificates for Shares are not immediately available or time will not permit the Letter of Transmittal and other required documents to reach the Depositary on or prior to the Expiration Date, Shares may be properly tendered provided that: (a) such tenders are made by or through an Eligible Institution; and (b) the Depositary receives, on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Fund (delivered by hand, mail, telegram or facsimile transmission); and (c) the certificates for all tendered Shares, or confirmation of the delivery of Shares delivered into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer, together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) business days after the Expiration Date.

.. If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or are not paid because of an invalid tender, or if certificates are submitted for more Shares than are tendered:
   (a) certificates for such unpurchased Shares will be returned, without expense to the tendering Shareholder, as soon as practicable following expiration or termination of the Offer; and (b) Shares delivered pursuant to the Book-Entry Delivery Procedure will be credited to the appropriate account maintained within the Book-Entry Transfer Facility.

.. Please note that just as you have the right to withdraw the tender of Shares, we have the right to cancel, amend or postpone this Offer at any time up to and including the acceptance of tenders pursuant to the Offer.

.. Questions, requests for assistance and requests for additional copies of this Offer and the Letter of Transmittal may be directed to the Information Agent, in the manner set forth on the last page of this Offer.

          1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of the Offer is to effectuate the Management Plan, which was approved by Shareholders at the Special Meeting. In addition, the Fund expects that the tendering of Shares by Shareholders could decrease the amount the market price of Shares is discounted relative to the net asset value per Share of the Fund. It is the understanding of the Board of Directors that, in general, closed-end funds which conduct tender offers are traded at less of a discount than closed-end funds which do not.

          The purchase of Shares pursuant to the Offer will have the effect of increasing the proportion of Shares in the Fund owned by Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.

          The Fund's purchase of tendered Shares at a price that is less than the net asset value of those Shares will have the effect of increasing the net asset value of Shares that remain outstanding after completion of the Offer. As a result, it is anticipated that Shareholders who do not tender their Shares may benefit from the Offer. Because the Fund will purchase tendered Shares at a price that is equal to 95% of net asset value (determined as of December 31, 2003), this will have the effect of increasing the net asset value of Shares held by non-tendering Shareholders by 1.67%, assuming that 25% of the Shares are tendered by Shareholders and purchased by the Fund. Additionally, Shareholders that retain their Shares also have the opportunity to benefit from certain realized and unrealized capital losses generated by the Fund. As of October 31, 2003, there were approximately $4,220,380 in realized capital losses (during the most recent fiscal year), and $122,443,907 in unrealized capital losses, and certain of those losses can be utilized to offset future realized capital gains, which, in turn, could enhance the net returns (I.E. after taxes) of the Fund and Shareholders.

          Shares that are tendered to the Fund in connection with the Offer will be held in treasury.

          2. OFFER TO PURCHASE AND PRICE. Subject to the conditions set forth in the Offer, the Fund will purchase up to 4,038,150 Shares (25% of outstanding Shares) tendered by Shareholders and not withdrawn (in accordance with Section 5 below) prior to, 5:00 p.m., Eastern Time, on Wednesday, December 31, 2003 (this time and date is called the "Initial Expiration Date"), or any later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of each Share tendered to the Fund for purchase will be 95% of the net asset value per Share as of the Valuation Date if the Offer expires on the Initial Expiration Date, and otherwise 95% of the net asset value per Share as of the close of business on any later date as corresponds to the terms of any extension of the Offer, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

          The range of high and low prices for Shares for each quarter during the past two fiscal years were:


              FISCAL QUARTER ENDED       HIGH PRICE          LOW PRICE      NET ASSET VALUE,
                                                                            END OF QUARTER
              January 31, 2002             $10.06             $ 9.22              $14.06
              April 30 2002                $10.06             $ 8.80              $13.62
              July 31, 2002                $ 9.50             $ 7.50              $12.39
              October 31, 2002             $ 8.05             $ 7.25              $11.84

              January 31, 2003             $ 8.60             $ 7.90              $10.06
              April 30, 2003               $ 8.68             $ 7.85              $ 9.65
              July 31, 2003                $ 8.48             $ 7.89              $ 8.77
              October 31, 2003             $ 8.36             $ 7.92              $ 8.48


          As of the close of business on November 17, 2003, the net asset value per Share of the Fund was $8.47 (rounded to the nearest hundredth); 95% of the net asset value per Share was $8.05 (rounded to the nearest hundredth). Shareholders may obtain current net asset value information until the expiration date of the Offer by (i) visiting the Fund's web site at http://www.mvccapital.com or (ii) contacting the Information Agent at the telephone numbers or address set forth on the last page of this Offer, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          In addition, the Board of Directors has engaged Houlihan Lokey Howard & Zukin Financial Advisors ("Houlihan Lokey"), financial advisors independent of the Fund, to render one or more written reports (collectively, the "Report") regarding the reasonableness of the Fund's net asset value as determined by the Board of Directors as of October 31, 2003 and as to be determined by the Board of Directors as of December 31, 2003. No limitations were imposed by the Board of Directors with respect to the investigations to be made or the procedures to be followed by Houlihan Lokey in connection with said Report. On or about December 15, 2003, Houlihan Lokey is expected to provide a Report regarding the reasonableness of the Fund's net asset value as determined by the Board of Directors as of October 31, 2003, the Fund's fiscal year end, and is expected to provide an update or an additional Report on or about December 31, 2003. Houlihan Lokey has not been engaged to render an opinion regarding the fairness of the Offer to the Shareholders or any other person. Further, any Report rendered by Houlihan Lokey will not constitute a recommendation to the Board of Directors regarding the Offer or the underlying merits of the Offer, or a recommendation to any Shareholder of the Fund as to whether any Shareholder should tender any Shares pursuant to the Offer. Shareholders may withdraw any Shares tendered up until 5:00 p.m., Eastern Time, on the Valuation Date or until such later date if the tendered Shares are not accepted for payment by the Fund. (Forms for withdrawals of tenders are available by calling the Depositary at (800) 426-5523. Withdrawals may be made by either sending the proper form by mail or fax to the Depositary using the address and fax number provided on the last page of the Offer.)

          3. AMOUNT OF TENDER. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares.

          If more than 4,038,150 Shares (25% of outstanding Shares) are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund will, in its sole discretion, accept Shares tendered on or before the Expiration Date for payment on a PRO RATA basis based on the aggregate net asset value of tendered Shares. Pursuant to Rule 13e-4(f)(3)(i) under the Exchange Act, the Fund reserves the right to accept all Shares tendered by persons who own, beneficially or of record, an aggregate of less than 100 Shares ("odd lots") and who tender all their Shares, before prorating Shares tendered by others. All Share certificates tendered and not purchased by the Fund pursuant to the Offer because of such pro-ration will be returned to the tendering Shareholders at the Fund's expense as soon as practicable after the Expiration Date (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility (defined below). The Fund does not intend to accept additional Shares in accordance with the terms of Rule 13e-4(f)(1)(ii) under the Exchange Act. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

          4. PROCEDURE FOR TENDERS. Shareholders having Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such firm if they desire to tender their Shares. For a Shareholder validly to tender Shares pursuant to the Offer, one of the following two procedures must be followed:

                  (a)(i) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be transmitted to and received by EquiServe Trust Company, N.A. (the "Depositary"), at one of its addresses set forth on the last page of the Offer, and (ii) either the certificate for Shares must be transmitted to and received by the Depositary at the address set forth on the last page of the Offer or the tendering Shareholder must comply with the Book-Entry Delivery Procedure set forth below; or

                  (b) Shareholders must comply with the Guaranteed Delivery Procedure, set forth below, in all cases prior to the Expiration Date.

          Signatures on Letters of Transmittal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office, branch or agency in the U.S. (each, an "Eligible Institution") unless:
(a) the Letter of Transmittal is signed by the registered holder of the Shares tendered, including those Shareholders who are participants in the Book-Entry Transfer Facility and whose name appears on a security position listing as the owner of the Shares, but excluding those registered Shareholders who have completed either the "Special Payment Instructions" box or the "Special Delivery Instructions" box on the Letter of Transmittal; or (b) such Shares are tendered for the account of an Eligible Institution. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

          Payment for Shares tendered and accepted for payment pursuant to the Offer will be made, in all cases, only after timely receipt of: (a) certificates for such Shares by the Depositary or book-entry confirmation of delivery of such Shares to the account of the Depositary; (b) a properly completed and duly executed Letter of Transmittal for such Shares; and (c) any other documents required by the Letter of Transmittal. The tender of Shares pursuant to any of the procedures described herein will constitute an agreement between the tendering Shareholder and the Fund upon the terms and subject to the conditions of the Offer.

          BOOK-ENTRY  DELIVERY  PROCEDURE.  The  Depositary  will  establish  an account with respect to the Shares at the Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer. Any financial institution that is a participant in any of the Book-Entry Transfer Facility's systems may make delivery of tendered Shares by: (a) causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer; and (b) causing a confirmation of receipt of such delivery to be received by the Depositary (the "Book-Entry Delivery Procedure"). The Book-Entry Transfer Facility may charge the account of such financial institution for tendering Shares on behalf of Shareholders. Notwithstanding that delivery of Shares may be properly effected in accordance with this Book-Entry Delivery Procedure, the Letter of Transmittal, with signature guarantee, if required, and all other documents required by the Letter of Transmittal must be transmitted to and received by the Depositary at the appropriate address set forth on the last page of this Offer before the Expiration Date, or the tendering Shareholder must comply with the Guaranteed Delivery Procedure set forth below. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary for purposes of this Offer.

          The method of delivery of all required documents is at the election and risk of each tendering Shareholder. All required documents must be received by the Depositary before 5:00 p.m., Eastern Time, on Wednesday, December 31, 2003. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

          GUARANTEED DELIVERY PROCEDURE. If certificates for Shares are not immediately available or time will not permit the Letter of Transmittal and other required documents to reach the Depositary on or prior to the Expiration Date, Shares may be properly tendered provided that: (a) such tenders are made by or through an Eligible Institution; and (b) the Depositary receives, on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Fund (delivered by hand, mail, telegram or facsimile transmission); and (c) the certificates for all tendered Shares, or confirmation of the delivery of Shares delivered into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer, together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) business days after the Expiration Date.

          If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or are not paid because of an invalid tender, or if certificates are submitted for more Shares than are tendered: (a) certificates for such unpurchased Shares will be returned, without expense to the tendering Shareholder, as soon as practicable following expiration or termination of the Offer; and (b) Shares delivered pursuant to the Book-Entry Delivery Procedure will be credited to the appropriate account maintained within the Book-Entry Transfer Facility.

          The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, its executive officers or the Board of Directors shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

          5. WITHDRAWAL RIGHTS. Any Shareholder tendering Shares pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and at any time after January 23, 2004, assuming such Shareholder's Shares have not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by the Depositary at one of the addresses or at the fax number set forth on the last page of the Offer. A form to give notice of withdrawal of a tender is available by calling the Depositary at the telephone number set forth on the last page of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

          6. PURCHASES AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as if, and when, it gives written notice to the tendering Shareholder of its election to purchase the Shareholder's Shares.

          A Shareholder that tenders for repurchase all or a portion of its Shares will receive cash in an aggregate amount equal to 95% of the estimated unaudited net asset value of Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date, payable within ten calendar days after the Valuation Date (the "Payment").

          The Fund will make payment for Shares purchased pursuant to the Offer by depositing the aggregate purchase price therefor with the Depositary, which will make payment to Shareholders promptly as directed by the Fund. The Fund will not pay interest on the purchase price under any circumstances.

          The Fund expects that the purchase price for Shares acquired pursuant to the Offer will be derived from one or more of the following sources: (i) cash on hand; and (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Fund. The Fund, its executive officers and Directors have determined not to borrow funds to purchase Shares tendered in connection with the Offer.

          7. CERTAIN CONDITIONS OF THE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. The purchase price of Shares tendered by any Shareholder will be 95% of the net asset value thereof as of the close of business on December 31, 2003, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on any later date as corresponds to the terms of any extension of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and
(c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

          The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Directors, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or the State of New York that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board of Directors determines that it is not in the best interests of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

          8. CERTAIN INFORMATION ABOUT THE FUND. The Fund is a closed-end, investment company which has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund is organized as a Delaware corporation and the Fund's Shares are listed on the New York Stock Exchange. The principal executive office of the Fund is located at 10 Rockefeller Plaza, New York, NY 10020 and it may be reached at
(212) 687-8080.

          None of the Fund, its executive officers or Directors has any plans, proposals or negotiations that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Directors determines may be necessary or appropriate to fund all or a portion of the purchase price for Shares to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the management of the Fund including, but not limited to, any plans or proposals to change any material term of the portfolio management arrangements with Mr. Tokarz; (5) any other material change in the Fund's structure or business, including any plans or proposals to cease to be a business development company for which a vote would be required by Section 58 of the 1940 Act; (6) any class of securities of the Fund to be delisted from a national exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; (7) any class of securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the 1934 Act; (8) the suspension of the Fund's obligation to file reports under
Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund; or (10) any changes in the Fund's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

          There have been no transactions involving Shares that were effected during the past 60 days by the Fund, any Director or executive officer or any person controlling the Fund.

          9. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the U.S. federal income tax consequences of a tender of Shares pursuant to the Offer based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, Treasury Regulations and rulings in existence on the date hereof, all of which are subject to change. Each Shareholder should consult the Shareholder's tax advisor for a full understanding of the tax consequences of such a tender, including potential state, local and foreign taxation by jurisdictions of which the Shareholder is a citizen, resident or domiciliary. As used herein, a "U.S. Shareholder" means a Shareholder that is: (i) a citizen or resident of the U.S.,
(ii) a corporation or partnership created or organized in the United States or under the law of the United States or any state, (iii) a trust where (a) a U.S. court is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust or (iv) an estate which is subject to U.S. tax on its worldwide income from all sources. A "Non-U.S. Shareholder" is a Shareholder that is not a U.S. Shareholder.

          U.S. SHAREHOLDERS. The tender of Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes, either as a "sale or exchange" or, under certain circumstances, as a "dividend." Under Section 302(b) of the Code, a tender of Shares pursuant to the Offer generally will be treated as a sale or exchange if the receipt of cash or other property by the
Shareholder: (a) results in a "complete redemption" of the Shareholder's interest in the Fund, (b) is "substantially disproportionate" with respect to the Shareholder or (c) is "not essentially equivalent to a dividend" with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in
Section 318 of the Code, generally must be taken into account. If any of these three tests for sale or exchange treatment is met, a Shareholder will recognize gain or loss equal to the difference between the value of the cash or other property received by the Shareholder pursuant to the Offer and the tax basis of the Shares sold. If such Shares are held as a capital asset, the gain or loss will be a capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is (i) the same as the maximum ordinary income rate for capital assets held for one year or less (currently, 35%) or (ii) 15% for capital assets held for more than one year. Currently, the maximum long-term capital gains rate for corporations is 35%. A Shareholder who receives securities upon tendering its Shares will have a tax basis in such securities equal to their fair market value on the date of the exchange.

          Any loss realized on a tender of Shares will be disallowed to the extent the Shares disposed of are replaced with substantially identical Shares within a period beginning 30 days before and ending 30 days after the disposition of the Shares. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Any loss arising from the tender of Shares held for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any amount of capital gain dividends received by the Shareholder with respect to such Shares. For purposes of determining whether Shares in the Fund have been held for six months or less, a Shareholder's holding period is suspended for any periods during which the Shareholder's risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.

          If none of the tests set forth in Section 302(b) of the Code is met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a "dividend" to the extent of such Shareholder's allocable share of the Fund's current or accumulated earnings and profits. The excess of such amounts received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the Shareholder's tax basis in the Shares sold pursuant to the Offer). Any amounts in excess of the Shareholder's tax basis would constitute taxable gain. Thus, a Shareholder's tax basis in the Shares sold will not reduce the amount of the dividend. Any remaining tax basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a dividend to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

          The Depositary may be required to withhold 28% of the gross proceeds paid to a U.S. Shareholder or other payee pursuant to the Offer if such Shareholder fails to certify on IRS Form W-9 or other applicable form either that the Taxpayer Identification Number furnished to the Fund is correct or that such Shareholder has not received notice from the Internal Revenue Service of being subject to backup withholding. A copy of IRS Form W-9 is included with the materials accompanying the Offer.

          NON-U.S. SHAREHOLDERS. The U.S. federal income taxation of a Non-U.S. Shareholder on a tender of Shares pursuant to the Offer depends on whether this transaction is "effectively connected" with a trade or business carried on in the U.S. by the Non-U.S. Shareholder as well as the tax characterization of the transaction as either a sale of the Shares or a distribution by the Fund, as discussed above for U.S. Shareholders. If the tender of Shares pursuant to the Offer is not so effectively connected and if it is treated as a sale or exchange, any gain realized by a Non-U.S. Shareholder upon the tender of Shares pursuant to the Offer will not be subject to U.S. federal income tax or to any U.S. tax withholding. If, however, the tender of Shares is treated as a distribution by the Fund instead of a sale or exchange, the cash or other property received by a tendering Non-U.S. Shareholder will be treated for U.S. tax purposes as a distribution by the Fund, with the cash or other property then being characterized in the same manner as described above for U.S. Shareholders.

In such an event, the portion of the distribution treated as a dividend to the Non-U.S. Shareholder would be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the dividend is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Shareholder. If the amount realized on the tender of Shares by a Non-U.S. Shareholder is so effectively connected, regardless of whether the tender is characterized as a sale or exchange or as giving rise to a distribution from the Fund for U.S. federal income tax purposes, the transaction will be treated and taxed in the same manner as if the Shares involved were tendered by a U.S. Shareholder.

          Non-U.S. Shareholders should provide the Depositary with a completed Form W-8BEN (or, if appropriate, Form W-8IMY, Form W-8ECI or other applicable form) in order to avoid 28% backup withholding on the cash or other property they receive from the Fund regardless of how they are taxed with respect to their tender of the Shares involved.

          10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

          The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Depositary at the address and telephone numbers set forth on the last page of the Offer or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

             THE DEPOSITARY AND INFORMATION AGENT FOR THE OFFER IS:

                          EquiServe Trust Company, N.A.

                                   ADDRESSES:

      By First Class Mail:      By Registered, Certified or      By Hand:
                                Express Mail or Overnight
                                        Courier:
  EquiServe Trust Company,      EquiServe Trust Company,    Securities Transfer
           N.A.                             N.A.            Reporting Services
  Attn: Corporate Actions       Attn: Corporate Actions     c/o EquiServe Trust
    P.O. Box 43025                  161 Baystate Drive          Company, N.A.
  Providence, RI 02940-3025         Braintree, MA 02184     100 William Street,
                                                                  Galleria
                                                             New York, NY 10038
                        Toll Free Number: (800) 426-5523
                        Facsimile Number: (781) 380-3388
 Depositary Number to confirm receipt of notices only: (781) 843-1833, Ext. 200

          11. FINANCIAL STATEMENTS. Reference is made to the following financial statements of the Fund, which are incorporated herein by reference:

              AUDITED:

              Audited financial statements for the fiscal year ended October 31, 2002, previously filed on EDGAR on Form 10-K on January 27, 2003.

              Audited financial statements for the fiscal year ended October 31, 2001, previously filed on EDGAR on Form 10-K on December 18, 2002.

              UNAUDITED:

              Unaudited financial statements for the quarter ended July 31, 2003, previously filed on EDGAR on Form 10-Q on September 12, 2003.


meVC DRAPER FISHER JURVETSON FUND I, INC.

November 26, 2003

                                                                   Exhibit 99.2

                              LETTER OF TRANSMITTAL
             TO ACCOMPANY SHARES OF COMMON STOCK, $0.01 PAR VALUE OF
                    MEVC DRAPER FISHER JURVETSON FUND I, INC.
                                  (THE "FUND")

                   TENDERED PURSUANT TO THE OFFER TO PURCHASE
                             DATED NOVEMBER 26, 2003

                 THE OFFER WILL EXPIRE AT 5:00 P.M. EASTERN TIME
               ON DECEMBER 31, 2003, UNLESS THE OFFER IS EXTENDED

  -----------------------------------------------------------------------------

                                 THE DEPOSITARY:

                          EQUISERVE TRUST COMPANY, N.A.

                              DEPOSITARY ADDRESSES:

    BY FIRST CLASS MAIL:      BY REGISTERED, CERTIFIED             BY HAND:
                              OR EXPRESS BY HAND: MAIL
                                OR OVERNIGHT COURIER:
EquiServe Trust Company, N.A.      EquiServe Trust          Securities Transfer
  Attn: Corporate Actions           Company, N.A.           Reporting Services,
     P.O. Box 43025               Attn: Corporate Actions          Inc.
  Providence, RI 02940-3025          161 Baystate Drive     c/o EquiServe Trust
                                    Braintree, MA 02184        Company, N.A.
                                                            100 William Street,
                                                        Galleria, New York 10038

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

            DESCRIPTION OF SHARES TENDERED (SEE INSTRUCTIONS 3 AND 4)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
NAME(S) AND ADDRESS(ES)               SHARES TENDERED*
OF REGISTERED OWNER(S):
(PLEASE FILL IN, IF BLANK, EXACTLY
THE NAME(S) IN WHICH SHARES ARE
REGISTERED) SHARES TENDERED*
(ATTACH ADDITIONAL SIGNED LIST, IF
NECESSARY)
-------------------------------------------------------------------------------
                              Certificate  Total Number of     Number of
                              Number(s)    Shares Represented  Shares Tendered**
                                           by Certificate(s)*
                              ------------ ------------------  ----------------
   ---------------------      ------------ ------------------  ----------------
   ---------------------      ------------ ------------------  ----------------
   ---------------------      ------------ ------------------  ----------------
---------------------------------------------------------- --------------------
                                    Total Shares Tendered: ___________
---------------------------------------------------------- --------------------

 * If the Shares tendered hereby are in certificate form, the certificates representing such Shares MUST be returned together with this Letter of Transmittal.
** Need not be completed for Book-Entry Shares.

[ ] I HAVE LOST MY CERTIFICATE(S) FOR SHARES OF STOCK OF MEVC DRAPER FISHER JURVETSON FUND I, INC. AND REQUIRE ASSISTANCE WITH RESPECT TO REPLACING SUCH CERTIFICATE(S). SEE INSTRUCTION 3.

[ ] THIS BOX SHOULD BE CHECKED IF, IN ADDITION TO SHARES TENDERED HEREBY, SHARES ARE ALSO CONSTRUCTIVELY OWNED BY THE UNDERSIGNED AS DETERMINED UNDER SECTION 318 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

A SEPARATE LETTER OF TRANSMITTAL MUST BE SUBMITTED BY EACH REGISTERED OWNER OF SHARES WHICH ARE CONSIDERED TO BE CONSTRUCTIVELY OWNED BY THE UNDERSIGNED.

          This Letter of Transmittal is to be used (a) if you desire to effect the tender transaction yourself, (b) if you intend to request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you and the Shares are not registered in the name of such broker, dealer, commercial bank, trust company or other nominee, and (c) by a broker, dealer, commercial bank, trust company or other nominee effecting the transaction as a registered owner or on behalf of a registered owner. To accept the Offer in accordance with its terms, a Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s), any certificates representing Shares tendered, any other documents required by this Letter of Transmittal must be mailed or delivered to the Depositary at one of the appropriate addresses set forth above and must be received by the Depositary prior to 5:00 p.m. (Eastern Time) on December 31, 2003, or such later time and date to which the Offer is extended, unless the tendering party has satisfied the conditions for guaranteed delivery described in Section 4 of the Offer to Purchase. Delivery of documents to a book-entry transfer facility does not constitute delivery to the Depositary.

          The boxes below are to be checked by eligible institutions only.

[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE DEPOSITARY WITH THE DEPOSITORY TRUST COMPANY ("DTC") AND COMPLETE THE FOLLOWING:

Name of Tendering Institution:
                               ------------------------------------------------
DTC Participant Number:
                        -------------------------------------------------------

[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name(s) of Registered Holder(s):
                                -----------------------------------------------
Window Ticket Number (if any):
                              -------------------------------------------------
Date of Execution of Notice of Guaranteed Delivery:
                                                   ----------------------------
Name of Eligible Institution Which Guaranteed Delivery:
                                                       ------------------------
DTC Participant Number (if delivered by book-entry transfer):
                                                             ------------------

                   NOTE: SIGNATURE(S) MUST BE PROVIDED BELOW:
               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

          The person(s) signing this Letter of Transmittal (the "Signor") hereby tender(s) to meVC Draper Fisher Jurvetson Fund I, Inc., (the "Fund") a non-diversified, closed-end investment company listed on the New York Stock Exchange (the "NYSE"), the above-described shares of common stock, par value $0.01 per share ("Shares"), of the Fund, for purchase by the Fund at a price (the "Purchase Price") equal to 95% of the unaudited net asset value per Share determined as of the close of the regular trading session of the NYSE on the Expiration Date (as defined below) in cash, under the terms and subject to the conditions set forth in the Offer to Purchase dated November 26, 2003, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which Offer to Purchase and Letter of Transmittal together with any amendments or supplements thereto collectively constitute the "Offer"). The later of December 31, 2003 or the latest date to which the Offer is extended is hereinafter called the "Expiration Date".

          Subject to, and effective upon, acceptance for payment of, or payment for, Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms or conditions of any such extension or amendment), the Signor hereby sells, assigns and transfers to, or upon the order of, the Fund all right, title and interest in and to all Shares that are being tendered hereby and are purchased pursuant to the Offer and hereby irrevocably constitutes and appoints EquiServe Trust Company, N.A. (the "Depositary") as attorney-in-fact of the Signor with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) present certificate(s) for such Shares, if any, for cancellation and transfer on the Fund's books and (b) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms and subject to the conditions set forth in the Offer.

          The Signor hereby represents and warrants that (a) the Signor, if a broker, dealer, commercial bank, trust company or other nominee, has obtained the tendering Shareholder's instructions to tender pursuant to the terms and conditions of this Offer in accordance with the letter from the Fund to brokers, dealers, commercial banks, trust companies and other nominees; (b) when and to the extent the Fund accepts Shares for purchase, the Fund will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the Signor will execute and deliver any additional documents that the Depositary or the Fund deems necessary or desirable to complete the assignment, transfer and purchase of Shares tendered hereby; and (d) the Signor has read and agrees to all of the terms and conditions of the Offer.

          The name(s) and address(es) of the registered owner(s) should be printed as on the registration of the Shares. If Shares tendered hereby are in certificate form, the certificate(s) representing such Shares must be returned together with this Letter of Transmittal.

          The Signor recognizes that, under certain circumstances as described in the Offer to Purchase, the Fund may amend, extend or terminate the Offer or may not be required to purchase any Shares tendered hereby. In any such event, the Signor understands that certificate(s) for the Shares not purchased, if any, will be returned to the Signor at its registered address unless otherwise indicated under the Special Delivery Instructions below. The Signor recognizes that the Fund has no obligation, pursuant to the Special Payment Instructions set forth below, to transfer any Shares from the name of the registered owner thereof if the Fund purchases none of such Shares.

          The Signor understands that acceptance of Shares by the Fund for payment will constitute a binding agreement between the Signor and the Fund upon the terms and subject to the conditions of the Offer.

          The check for the purchase price of the tendered Shares purchased will be issued to the order of the Signor and mailed to the address indicated, unless otherwise indicated below in the box titled Special Payment Instructions or the box titled Special Delivery Instructions. The Fund will not pay interest on the purchase price under any circumstances.

          All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the Signor and all obligations of the Signor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the Signor. Except as stated in the Offer, this tender is irrevocable.

          Unless otherwise indicated herein under "Special Payment Instructions", the check for the purchase price and/or return any Share certificates not accepted for payment will be issued in the name(s) of the registered holder(s) appearing above under "Description of Shares Tendered". Similarly, unless otherwise indicated under "Special Delivery Instructions", the check for the purchase price for any Shares purchased and/or return any Share certificates not accepted for payment (and accompanying documents, as appropriate) will be mailed to the address(es) of the registered holder(s) appearing under "Description of Shares Tendered". In the event that both the Special Payment Instructions and the Special Delivery Instructions are completed, the check for the purchase price and/or return any Share certificates not accepted for payment will be issued in the name of, and delivered to the person(s) so indicated. The undersigned recognizes that the Fund has no obligation pursuant to the Special Payment Instructions to transfer any Shares from the name of the registered holder thereof if the Fund does not accept for payment any of the Shares tendered hereby.

  SPECIAL PAYMENT INSTRUCTIONS                  SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 1, 6, 7 and 8)              (See Instructions 1, 6, 7 and 8)

To be completed ONLY if any certificate       To be completed ONLY if any
for Shares not purchased, and/or a check      certificate for Shares not
for the purchase price of Shares accepted     purchased, and/or a check for the
for payment, is to be issued in the name      purchase price of Shares accepted
of someone other than the undersigned.        for payment and issued in the name
                                              of the registered owner(s), is to
                                              be sent to someone other than the
                                              registered owner(s) or to the
                                              registered owner(s) at an address
                                              other than that shown above.

Issue: [ ]  Check to:                         Mail: [ ]  Check to:
       [ ]  Certificate(s) to                       [ ]  Certificate(s) to:
Name(s):                                      Name(s):

--------------------------------------        ----------------------------------
           (Please Print)                                (Please Print)
Address(es):                                  Address(es):
--------------------------------------        ---------------------------------
--------------------------------------        ---------------------------------
       (City, State, Zip Code)                     (City, State, Zip Code)

--------------------------------------
(Tax Identification or Social Security Number(s))

                          SHAREHOLDER(S) SIGN HERE (SEE
                INSTRUCTIONS 1 AND 5) (PLEASE SEE SUBSTITUTE FORM W-9)
                       (PLEASE PRINT EXCEPT FOR SIGNATURE)
                 (Signature(s) Exactly as Shares Are Registered)

                 -----------------------------------------------

                 -----------------------------------------------
                         (SIGNATURES OF SHAREHOLDER(S))


                     Dated: _________________ , 2003

          Must be signed by registered owner(s) exactly as Shares are registered. If signature is by an attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 6. Signature guarantees are required in certain circumstances. See Instruction 1. By signing this Letter of Transmittal, you represent that you have read the entire Letter of Transmittal.

          Name(s):
                  ------------------------------------------

             -----------------------------------------------
     (PLEASE PRINT NAME(S) OF OWNER(S) EXACTLY AS SHARES ARE REGISTERED)

         (Tax Identification or Social Security Number(s)):
                                                           --------------------

         Daytime Telephone Number, including Area Code:
                                                       ------------------------

                            GUARANTEE OF SIGNATURE(S)
         (SEE INSTRUCTIONS 1 AND 6) (PLEASE PRINT EXCEPT FOR SIGNATURE)
                              AUTHORIZED SIGNATURE

           Name:
                  -------------------------------------------------------------

           Title:
                   ------------------------------------------------------------

           Name of Firm:
                         ------------------------------------------------------

           Address:
                    -----------------------------------------------------------
                                      (include zip code)

           Telephone Number, including Area Code
                                                 ------------------------------

           Dated:   ____________________________________________________, 2003

                                  INSTRUCTIONS

              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

          1. GUARANTEE OF SIGNATURES. No signature guarantee is required on this Letter of Transmittal if (a) this Letter of Transmittal is signed by the registered holder(s) of Shares tendered hereby (including, for purposes of this document, any participant in the book-entry transfer facility of The Depository Trust Company ("DTC") whose name appears on DTC's security position listing as the owner of Shares), unless such holder(s) has completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" included in this Letter of Transmittal, or (b) the Shares are tendered for the account of a firm (an "Eligible Institution") which is a broker, dealer, commercial bank, credit union, savings association or other entity which is a member in good standing of a stock transfer association's approved medallion program (such as STAMP, SEMP or MSP). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 6.

          2. DELIVERY OF LETTER OF TRANSMITTAL AND CERTIFICATES. This Letter of Transmittal is to be used (a) if Shares are to be forwarded herewith, or (b) if tenders are to be made by book-entry transfer to the account maintained by the Depositary pursuant to the procedure set forth in Section 4 of the Offer to Purchase.

          THE METHOD OF DELIVERY OF ANY DOCUMENTS, INCLUDING SHARE CERTIFICATES, THIS LETTER OF TRANSMITTAL, AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY IS AT THE OPTION AND SOLE RISK OF THE TENDERING SHAREHOLDER. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

          Delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Shareholders have the responsibility to cause their Shares (in proper certificated or uncertificated form), this Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s), any other documents required by this Letter of Transmittal to be timely delivered in accordance with the Offer.

          The Fund will not accept any alternative, conditional or contingent tenders. All tendering shareholders, brokers, dealers, commercial banks, trust companies and other nominees, by execution of this Letter of Transmittal, waive any right to receive any notice of the acceptance of their tender.

          3. LOST CERTIFICATES. In the event that any shareholder is unable to deliver to the Depositary the Certificate(s) representing his, her or its Shares due to the loss or destruction of such Certificate(s), such fact should be indicated on the face of this Letter of Transmittal. In such case, the stockholder should also contact the Depositary, at (800) 426-5523, to report the lost securities. The Depositary will forward additional documentation which such stockholder must complete in order to effectively surrender such lost or destroyed Certificate(s) (including affidavits of loss and indemnity bonds in lieu thereof). There may be a fee in respect of lost or destroyed Certificates, but surrenders hereunder regarding such lost certificates will be processed only after such documentation has been submitted to and approved by the Depositary.

          4. INADEQUATE SPACE. If the space provided in any of the boxes to be completed is inadequate, the necessary information should be listed on a separate schedule signed by all of the required signatories and attached hereto.

          5. PRORATION. If more than 4,038,150 Shares are duly tendered prior to the expiration of the Offer (and not timely withdrawn), the Fund will purchase Shares from tendering shareholders, in accordance with the terms and subject to the conditions specified in the Offer to Purchase, on a PRO RATA basis in accordance with the number of Shares duly tendered by each shareholder during the period the Offer is open (and not timely withdrawn), unless the Fund determines not to purchase any Shares. Pursuant to Rule 13e-4(f)(3)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Fund reserves the right to accept all Shares tendered by persons who own, beneficially or of record, an aggregate of less than 100 Shares ("odd lots") and who tender all their Shares, before prorating Shares tendered by others. Certificates representing Shares tendered but not purchased will be returned promptly following the termination, expiration or withdrawal of the Offer, without further expense to the tendering shareholder.

          6. SIGNATURES ON LETTER OF TRANSMITTAL, AUTHORIZATIONS AND
ENDORSEMENTS.

          (a) If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) for the Shares tendered without alteration, enlargement or any change whatsoever.

          (b) If any of the Shares tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

          (c) If any of the tendered Shares are registered in different names (including Shares attributed to the tendering Shareholder for Federal income tax purposes under Section 318 of the Code) on several certificates, it is necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

          (d) If this Letter of Transmittal or any certificate for Shares tendered or stock powers relating to Shares tendered are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Fund of their authority so to act must be submitted.

          (e) If this Letter of Transmittal is signed by the registered holder(s) of the Shares transmitted hereby, no endorsements of certificates or separate stock powers are required unless payment is to be made to, or certificates for Shares not purchased are to be issued in the name of, a person other than the registered holder(s). SIGNATURES ON SUCH CERTIFICATES OR STOCK POWERS MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION.

          (f) If this Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed thereon, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s) for the Shares involved. Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

          7. TRANSFER TAXES. The Fund will pay any transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer, provided, however, that if (a) payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) unpurchased Shares are to be registered in the name(s) of, any person(s) other than the registered owner(s), or (b) if any tendered certificate(s) are registered, or the Shares tendered are otherwise held, in the name(s) of any person(s) other than the registered owner, the amount of any transfer taxes (whether imposed on the registered owner(s) or such other person(s)) payable on account of the transfer to such person(s) will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted herewith.

          8. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If certificate(s) for unpurchased Shares and/or check(s) are to be issued in the name of a person other than the registered owner(s) or if such certificate(s) and/or check(s) are to be sent to someone other than the registered owner(s) or to the registered owner(s) at a different address, the captioned boxes "Special Payment Instructions" and/or "Special Delivery Instructions" in this Letter of Transmittal must be completed.

          9. DETERMINATIONS OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, which determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined not to be in appropriate form or to refuse to accept for payment, purchase or pay for, any Shares if, in the opinion of the Fund's counsel, accepting, purchasing or paying for such Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender, whether generally or with respect to any particular Share(s) or shareholder(s). The Fund's interpretations of the terms and conditions of the Offer (including these instructions) shall be final and binding.

          NEITHER THE FUND, ITS BOARD OF DIRECTORS, THE DEPOSITARY NOR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY TENDER, AND NONE OF THEM WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

          10. QUESTIONS AND REQUESTS FOR ASSISTANCE AND ADDITIONAL COPIES. Questions and requests for assistance may be directed to the Depositary at the mailing address provided above or by telephoning (800) 426-5523. Requests for additional copies of the Offer to Purchase and this Letter of Transmittal may be directed to EquiServe Trust Company, N.A., the Information Agent, by telephoning
(800) 426-5523. Shareholders who do not own Shares directly may also obtain such information and copies from their broker, dealer, commercial bank, trust company or other nominee. Shareholders who do not own Shares directly are required to tender their Shares through their broker, dealer, commercial bank, trust company or other nominee and should NOT submit this Letter of Transmittal to the Depositary.

          11. RESTRICTION ON SHORT SALES. Section 14(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14e-4 promulgated thereunder, make it unlawful for any person, acting alone or in concert with others, to tender Shares in a partial tender offer for such person's own account unless at the time of tender, and at the time the Shares are accepted for payment, the person tendering has a "net long position" equal to or greater than the amount tendered in (a) Shares, and will deliver or cause to be delivered such Shares for the purpose of tender to the person making the Offer within the period specified in the Offer, or (b) an equivalent security and, upon acceptance of his or her tender, will acquire Shares by conversion, exchange, or exercise of such equivalent security to the extent required by the terms of the Offer, and will deliver or cause to be delivered the Shares so acquired for the purpose of tender to the Fund prior to or on the Expiration Date. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

          The acceptance of Shares by the Fund for payment will constitute a binding agreement between the tendering shareholder and the Fund upon the terms and subject to the conditions of the Offer, including the tendering shareholder's representation that the shareholder has a "net long position" in the Shares being tendered within the meaning of Rule 14e-4 and that the tender of such Shares complies with Rule 14e-4.

          12. CERTAIN WITHHOLDING TAXES. Under the U.S. federal income tax laws, the Depositary may be required to withhold 28% of the amount of any payment made to certain holders pursuant to the Offer. In order to avoid such backup withholding tax, each tendering U.S. shareholder who has not already submitted a correct, completed and signed Form W-9 or Substitute Form W-9 to the Fund should provide the Depositary with the shareholder's correct taxpayer identification number ("TIN") by completing a Substitute Form W-9, a copy of which is included in this Letter of Transmittal. In general, if a U.S. shareholder is an individual, the TIN is the individual's Social Security number. If the Depositary is not provided with the correct TIN, the U.S. shareholder may be subject to a penalty imposed by the Internal Revenue Service. Certain U.S. shareholders (including, among others, all U.S. corporations) are not subject to these backup withholding and reporting requirements, but should nonetheless complete a Substitute Form W-9 to avoid the possible erroneous imposition of a backup withholding tax.

          In order for a non-U.S. shareholder to avoid the 28% backup withholding tax, the non-U.S. shareholder must submit a statement to the Depositary signed under penalties of perjury attesting as to its non-U.S. status. A non-U.S. shareholder should submit a completed Form W-8BEN, W-8ECI, W-8EXP or W-8IMY, copies of and instructions to which are enclosed for such shareholders. However, to the extent that any portion of the payment of a non-U.S. shareholder may be treated as a dividend for U.S. federal income tax purposes, such payment could be subject to a withholding tax at the rate of 30% (or such lower rate applicable under a tax treaty, as certified on the non-U.S. shareholder's Form W-8BEN), unless the non-U.S. shareholder submits a Form W-8ECI or W-8EXP establishing an exemption from such withholding tax.

          Backup withholding tax is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding tax will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, the shareholder may claim a refund from the Internal Revenue Service. All shareholders should review the tax discussion in the Offer and are urged to consult their own tax advisors as to the specific tax consequences to them of the Offer.

          The tax information set forth above is included for general information only and may not be applicable to the situations of certain taxpayers.

          IMPORTANT: THIS LETTER OF TRANSMITTAL PROPERLY COMPLETED AND BEARING ORIGINAL SIGNATURE(S) AND THE ORIGINAL OF ANY REQUIRED SIGNATURE GUARANTEE(S), SHARES (IN PROPER CERTIFICATED OR UNCERTIFICATED FORM) AND OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE DEPOSITARY, OR A PROPERLY COMPLETED AND DULY EXECUTED NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY PRIOR TO THE EXPIRATION OF THE OFFER

            Payer's Name: EquiServe Trust Company, N.A., Depository

SUBSTITUTE  Part 1: Please provide your TIN in the    Social Security Number
FORM W-9            box at the right and certify by          Or
                    signing and dating below:          Employer Identification
                                                              Number

                    --------------------------------   -------------------------
Department of the
Treasury            Name: ________________________________________________
Internal Revenue                               (Please Print)
Service

                    Address: _____________________________________________
                                               (Include zip code)

                    UNDER PENALTIES OF PERJURY, I CERTIFY THAT (1) THE NUMBER SHOWN ON THIS FORM IS MY CORRECT TAXPAYER IDENTIFICATION NUMBER, AND (2) I AM NOT SUBJECT TO BACKUP WITHHOLDING BECAUSE (A) I AM EXEMPT FROM BACKUP WITHHOLDING, OR (B) I HAVE NOT BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE ("IRS") THAT I AM SUBJECT TO BACKUP WITHHOLDING, AS A RESULT OF A FAILURE TO REPORT ALL INTEREST OR DIVIDENDS, OR (C) THE IRS HAS NOTIFIED ME THAT I AM NO LONGER SUBJECT TO BACKUP WITHHOLDING*, AND (3) I AM A U.S. PERSON (INCLUDING A U.S. RESIDENT ALIEN).

Payer's Request

                    Signature: ___________________________  Date: ______________









---------------
* You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

                                                                   Exhibit 99.3

                         NOTICE OF GUARANTEED DELIVERY

                             REGARDING THE OFFER BY
                    MEVC DRAPER FISHER JURVETSON FUND I, INC.

       TO PURCHASE FOR CASH 4,038,150 OF ITS ISSUED AND OUTSTANDING SHARES
                     AT 95% OF THE NET ASSET VALUE PER SHARE

     This form must be used to accept the Offer (as defined below) if a Shareholder's certificates for Shares are not immediately available or if time will not permit the Letter of Transmittal and other required documents to reach the Depositary on or before the Expiration Date. Each term used in this form that is not otherwise defined herein shall have the meaning specified in the Offer to Purchase dated November 26, 2003. This form may be delivered by hand, overnight courier or mail to the Depositary at the appropriate address set forth below and must bear original signatures (not photocopies or facsimiles). Tenders using this form may be made only by or through an Eligible Institution as defined in Section 4 of the Offer to Purchase.

                                 The Depositary:
                          EquiServe Trust Company, N.A.

                              Depositary Addresses:

   By First Class Mail:           By Registered,               By Hand:
                                  Certified or
                                 Express Mail or
                                Overnight Courier:

   EquiServe Trust               EquiServe Trust           Securities Transfer &
   Company, N.A.                  Company, N.A.         Reporting Services, Inc.
Attn: Corporate Actions      Attn: Corporate Actions       c/o EquiServe Trust
   P.O. Box 43025                161 Baystate Drive          Company, N.A.
Providence, RI 02940-3025        Braintree, MA 02184       100 William Street,
                                                               Galleria
                                                           New York, NY 10038


                   DEPOSITARY FACSIMILE NUMBER: (781) 380-3388

        DEPOSITARY TELEPHONE NUMBER TO CONFIRM RECEIPT OF NOTICES ONLY:
                            (781) 843-1833, Ext. 200

                 DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER
           THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE VALID DELIVERY.

Ladies and Gentlemen:

     The undersigned hereby tenders to meVC Draper Fisher Jurvetson Fund I, Inc. (the "Fund"), upon the terms and subject to the conditions set forth in its Offer to Purchase dated November 26, 2003 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"), receipt of which are hereby acknowledged, the number of Shares specified below pursuant to the guaranteed delivery procedures set forth in Section 4 of the Offer to Purchase.

(Please Print Except for Signature(s))

Number of Shares Tendered:
                          ---------------------

Certificate Nos. (if available):        Name(s) of Record Holder(s):

-------------------------------         ---------------------------------------
-------------------------------         ---------------------------------------

If Shares will be tendered by           DTC Participant Number:
book-entry transfer to The
Depository Trust Company,               ---------------------------------------
please check box: ---                   ---------------------------------------
                 /  /                   Telephone Number, including Area Code:
                 ---
                                        ---------------------------------------

                                        ---------------------------------------
Dated:  __________, 2003                Signature(s)

Individual(s):                          Entity:

-------------------------------         ---------------------------------------
-------------------------------         ---------------------------------------

                                        Name of Firm:

                                        ---------------------------------------

                                        Authorized Signature:

                                        ---------------------------------------

                                        Name:

                                        ---------------------------------------

                                        Title:

                                        ---------------------------------------

                                    GUARANTEE

     The undersigned, an Eligible Institution as defined in Section 4 of the Offer to Purchase, hereby, with respect to the Shares tendered hereby pursuant to the guaranteed delivery procedures set forth in Section 4 of the Offer to
Purchase: (a) represents that the person(s) named on the previous page "own(s)" such Shares within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended; (b) represents that the tender of such Shares complies with Rule 14e-4; and (c) guarantees to deliver to the Depositary certificates representing such Shares, in proper form for transfer (or to tender Shares pursuant to the procedure for book-entry transfer into the Depositary's account at The Depository Trust Company if so specified on the foregoing page), together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees and any other required documents prior to 5:00 p.m. (Eastern Time) on the third New York Stock Exchange trading day after the date of execution of this Guarantee.

                       (Please Print Except for Signature)

Name of Firm:

-------------------------------------------------------------------------------

Authorized Signature:

-------------------------------------------------------------------------------

Name:

-------------------------------------------------------------------------------

Title:

-------------------------------------------------------------------------------

Address:

-------------------------------------------------------------------------------
                           (Include Zip Code)

-------------------------------------------------------------------------------
                    Telephone Number, including Area Code

Dated:

-------------, 2003

                                                                   Exhibit 99.4

                       FORM OF LETTER TO BROKERS, DEALERS,
              COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES
                             REGARDING THE OFFER BY

                    MEVC DRAPER FISHER JURVETSON FUND I, INC.

          TO PURCHASE FOR CASH 4,038,150 OF ITS ISSUED AND OUTSTANDING
                 SHARES AT 95% OF THE NET ASSET VALUE PER SHARE

TO BROKERS, DEALERS, COMMERCIAL BANKS,
TRUST COMPANIES AND OTHER NOMINEES:

           Pursuant to your request, we are enclosing the material listed below relating to the offer by meVC Draper Fisher Jurvetson Fund I, Inc. (the "Fund") to purchase 4,038,150 of its issued and outstanding shares of common stock, par value $0.01 per share ("Shares"), for cash at a price equal to 95% of the unaudited net asset value determined as of the close of the regular trading session of the New York Stock Exchange (the "NYSE") on the date the offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 26, 2003 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). THE OFFER EXPIRES AT 5:00 P.M. EASTERN TIME ON DECEMBER 31, 2003, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond December 31, 2003, the purchase price for Shares will be 95% of their net asset value determined as of the close of the regular trading session of the NYSE on the date of the new Expiration Date.

           The following documents are enclosed:

           (1)      Offer to Purchase dated November 26, 2003;

           (2)      Letter of Transmittal to be used to tender Shares;

           (3)      Notice of Guaranteed Delivery; and

           (4) Form of Letter to Clients, which may be sent upon request for information by your clients for whose account you hold Shares registered in your name (or in the name of your nominee).

           No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer. The Fund will pay all transfer taxes on its purchase of Shares, subject to Instruction 7 of the Letter of Transmittal. Backup withholding tax at a 28% rate may be required unless an exemption is proved or unless you provide, or have previously provided a completed Form W-9, substitute Form W-9 or other applicable form to the Fund or the Depositary. Certain withholdings may also apply with respect to payments to non-U.S. shareholders. See Instruction 12 of the Letter of Transmittal.

           The Offer is not being made to (nor will tenders be accepted from or on behalf of) shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

           Additional copies of the enclosed material may be obtained from EquiServe Trust Company, N.A., the Information Agent, in the manner indicated in the Offer to Purchase. Any questions you have with respect to the Offer should also be directed to the Information Agent.

                                       Very truly yours,

                                       MEVC DRAPER FISHER JURVETSON FUND I, INC.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF EITHER THE FUND OR THE DEPOSITARY OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS WITH RESPECT TO THE OFFER, OTHER THAN THE STATEMENTS SPECIFICALLY SET FORTH IN THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL, OR TO DISTRIBUTE ANY MATERIAL WITH RESPECT TO THE OFFER OTHER THAN AS SPECIFICALLY AUTHORIZED HEREIN.

                                                                   Exhibit 99.5

                 FORM OF LETTER TO CLIENTS OF BROKERS, DEALERS,
              COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES
                             REGARDING THE OFFER BY

                    MEVC DRAPER FISHER JURVETSON FUND I, INC.

          TO PURCHASE FOR CASH 4,038,150 OF ITS ISSUED AND OUTSTANDING
                 SHARES AT 95% OF THE NET ASSET VALUE PER SHARE

To Our Clients:

             Pursuant to your request, enclosed for your consideration are the Offer to Purchase dated November 26, 2003 of meVC Draper Fisher Jurvetson Fund I, Inc. (the "Fund") and the related Letter of Transmittal pursuant to which the Fund is offering to purchase 4,038,150 shares of its issued and outstanding common stock, par value $0.01 per share ("Shares"), for cash at a price equal to 95% of their unaudited net asset value determined as of the close of the regular trading session of the New York Stock Exchange (the "NYSE") on the date the offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 26, 2003 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). THE OFFER EXPIRES AT 5:00 P.M. EASTERN TIME ON DECEMBER 31, 2003, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond December 31, 2003, the purchase price for Shares will be 95% of the unaudited net asset value per Share determined as of the close of the regular trading session of the NYSE on the new Expiration Date, as extended.

             The Offer to Purchase and the Letter of Transmittal are being forwarded to you as the beneficial owner of Shares held by us for your account but not registered in your name. WE ARE SENDING YOU THE LETTER OF TRANSMITTAL FOR YOUR INFORMATION ONLY; YOU CANNOT USE IT TO TENDER SHARES WE HOLD FOR YOUR ACCOUNT. A TENDER OF SUCH SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND ONLY PURSUANT TO YOUR INSTRUCTIONS.

             Your attention is called to the following:

             1.   Unless extended, the Offer expires at 5:00 p.m.
                  (Eastern Time) on December 31, 2003.

             2. The Offer is subject to certain conditions set forth in the Offer to Purchase. Under certain circumstances, the Fund will not be required to accept for payment, purchase or pay for any Shares tendered, and the Fund may also amend, extend or terminate the Offer.

             3. If more than 4,038,150 Shares are duly tendered (and not timely withdrawn), the Fund will purchase Shares from tendering shareholders, in accordance with the terms and subject to the conditions specified in the Offer to Purchase, on a PRO RATA basis in accordance with the number of Shares duly tendered by each shareholder during the period the Offer is open (and not timely withdrawn), unless the Fund determines not to purchase any Shares. Pursuant to Rule 13e-4(f)(3)(i) under the Securities Exchange Act of 1934, as amended, the Fund reserves the right to accept all Shares tendered by persons who own, beneficially or of record, an aggregate of less than 100 Shares ("odd lots") and who tender all their Shares, before prorating Shares tendered by others.

             IF YOU WISH TO HAVE US TENDER YOUR SHARES, PLEASE SO INSTRUCT
US BY COMPLETING, EXECUTING AND RETURNING TO US THE INSTRUCTION FORM ON THE REVERSE SIDE HEREOF. YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION OF THE OFFER. THE OFFER EXPIRES AT 5:00 P.M. EASTERN TIME ON DECEMBER 31, 2003, UNLESS EXTENDED.

             The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the Offer or its acceptance would violate the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

                                Very truly yours,

                       INSTRUCTIONS REGARDING THE OFFER BY

                    MEVC DRAPER FISHER JURVETSON FUND I, INC.

          TO PURCHASE FOR CASH 4,038,150 OF ITS ISSUED AND OUTSTANDING
                 SHARES AT 95% OF THE NET ASSET VALUE PER SHARE

              THIS FORM IS NOT TO BE USED TO TENDER SHARES DIRECTLY TO THE DEPOSITARY. IT SHOULD BE SENT TO YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF THAT FIRM IS THE HOLDER OF RECORD OF YOUR SHARES AND WILL BE EFFECTING THE TENDER ON YOUR BEHALF.

              DO NOT COMPLETE THIS FORM IF YOU HAVE DECIDED NOT TO TENDER YOUR SHARES.

              The undersigned acknowledge(s) receipt of your letter and the accompanying Offer to Purchase dated November 26, 2003 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer") in connection with the Offer by meVC Draper Fisher Jurvetson Fund I, Inc. (the "Fund") to purchase 4,038,150 shares of its issued and outstanding common stock, par value $0.01 per share ("Shares"), at 95% of the unaudited net asset value per Share as of the close of the regular trading session of the New York Stock Exchange on the Expiration Date (as defined in the Offer to Purchase), on the terms and subject to the conditions of the Offer.

              The undersigned hereby instructs you to tender to the Fund ---------------- Shares that are held by you for the account of the undersigned, upon the terms and subject to the conditions of the Offer.

              The undersigned hereby represents and warrants that: (i) the undersigned has a "net long position" in all Shares being tendered pursuant to the offer within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended; and (ii) the tender of such Shares complies with Rule 14e-4.


--------------------------------------------------------------------------------
                     (Please Print Except for Signature(s)):


--------------------------------------------------------------------------------
                                 Account Number:


--------------------------------------------------------------------------------
         Name(s) and Tax Identification or Social Security Number(s) of
                              Beneficial Owner(s):


--------------------------------------------------------------------------------
                                    Address:

--------------------------------------------------------------------------------
                   Telephone Number(s) including Area Code(s):


--------------------------------------------------------------------------------
                         (Signature of beneficial owner)
               (Signature of additional beneficial owner, if any)

                                                                   Exhibit 99.6

                     FORM OF LETTER TO SHAREHOLDERS WHO HAVE
                  REQUESTED INFORMATION REGARDING THE OFFER BY

                    MEVC DRAPER FISHER JURVETSON FUND I, INC.

          TO PURCHASE FOR CASH 4,038,150 OF ITS ISSUED AND OUTSTANDING
                 SHARES AT 95% OF THE NET ASSET VALUE PER SHARE

DEAR SHAREHOLDER:

               Pursuant to your request, enclosed for your consideration are the Offer to Purchase dated November 26, 2003 of meVC Draper Fisher Jurvetson Fund I, Inc. (the "Fund") and the related Letter of Transmittal pursuant to which the Fund is offering to purchase 4,038,150 shares of its issued and outstanding common stock, par value $0.0l per share ("Shares"), for cash at a price equal to 95% of the unaudited net asset value determined as of the close of the regular trading session of the New York Stock Exchange (the "NYSE") on December 31, 2003, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 26, 2003 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). THE OFFER EXPIRES AT 5:00 P.M. EASTERN TIME ON
DECEMBER 31, 2003, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond December 31, 2003, the purchase price for Shares will be their net asset value determined as of the close of the regular trading session of the NYSE on the new Expiration Date, as extended.

               Neither the Fund nor its Board of Directors is making any recommendation to any holder of Shares as to whether to tender Shares. Each shareholder is urged to consult the shareholder's own investment and tax advisors before deciding whether to tender Shares. If, after considering the Offer to Purchase and Letter of Transmittal, you wish to tender your Shares pursuant to the Offer, if you are the record owner of Shares, you should follow the instructions contained in the Offer to Purchase and Letter of Transmittal, and, if the Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that firm to effect the tender for you.

               Your attention is called to the following:

               1. Unless extended, the Offer and withdrawal rights expire at 5:00 p.m. (Eastern Time) on December 31, 2003.

               2. The Offer is subject to certain conditions set forth in the Offer to Purchase. Under certain circumstances, the Fund will not be required to accept for payment, purchase or pay for any Shares tendered, and the Fund may also amend, extend or terminate the Offer.

               3. If more than 4,038,150 Shares are duly tendered (and not timely withdrawn), the Fund will purchase Shares from tendering shareholders, in accordance with the terms and subject to the conditions specified in the Offer to

                   Purchase, on a PRO RATA basis in accordance with the number of Shares duly tendered by each shareholder during the period the Offer is open (and not timely withdrawn), unless the Fund determines not to purchase any Shares. Pursuant to Rule 13e-4(f)(3)(i) under the Securities Exchange Act of 1934, as amended, the Fund reserves the right to accept all Shares tendered by persons who own, beneficially or of record, an aggregate of less than 100 Shares ("odd lots") and who tender all their Shares, before prorating Shares tendered by others.

               The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the Offer or its acceptance would violate the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

               Should you have any other questions concerning the enclosed material, please contact your broker, dealer, commercial bank, trust company or other nominee, or call the Depositary at the number indicated in the Offer to Purchase.

                                    Very truly yours,

                                    MEVC DRAPER FISHER JURVETSON FUND I, INC.

                                                                   Exhibit 99.7

                                                                   MVC CAPITAL



CONTACT
Paul Caminiti/Kim Levy/Keil Decker
Citigate Sard Verbinnen
(212) 687-8080





DRAFT NOT FOR IMMEDIATE RELEASE


                       MVC CAPITAL COMMENCES TENDER OFFER

         NEW YORK, NOVEMBER 26, 2003 -- MVC Capital (NYSE: MVC) today commenced a tender offer to acquire up to twenty-five percent (25%) of its outstanding shares of common stock at a per share cash purchase price equal to ninety-five percent (95%) of net asset value per share as of December 31, 2003, the day the offer expires (or, if the offer is extended, as of the date to which the offer is extended). In the event that shares tendered exceed 25% of the shares outstanding, the number of shares purchased will be pro-rated in accordance with the number of shares tendered by each shareholder. Pursuant to Rule 13e-4(f)(3)(i) under the Securities Exchange Act of 1934, as amended, the Fund reserves the right to accept all shares tendered by persons who own, beneficially or of record, an aggregate of less than 100 shares ("odd lots") and who tender all their shares, before pro-rating shares tendered by others.

         This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. The tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they are available to investors for free both at the web site of the Securities and Exchange Commission (www.sec.gov) and of the Fund (www.mvccapital.com). Neither the offer to purchase shares will be made to, nor tenders pursuant to the offer to purchase accepted from, or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction's laws.

         MVC Capital is a Business Development Company traded on the New York Stock Exchange. For additional information about MVC, please contact Kim Levy or Keil Decker at 212-687-8080.

                                                                   Exhibit 99.8


                    MEVC DRAPER FISHER JURVETSON FUND I, INC.
                              10 Rockefeller Plaza,
                               New York, NY 10020

                                                             November 26, 2003

Dear Shareholder:

               meVC Draper Fisher Jurvetson Fund I, Inc. (the "Fund") is offering to purchase 4,038,150 of its issued and outstanding shares of common stock at a price equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the date the offer expires (the "Offer").

               The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Fund nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all shares.

               Please note that the Offer is scheduled to expire at 5:00 p.m. (Eastern Time) on December 31, 2003, unless extended by the Fund. Questions regarding the Offer should be directed to EquiServe Trust Company, N.A., the Information Agent, at (800) 426-5523.

                                       Sincerely,
                                       Michael Tokarz
                                       Chairman and Director

                                                                   Exhibit 99.9


             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

OBTAINING A NUMBER

If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on ALL broker transactions and interest and dividend payments include the following:

- A corporation.

- A financial institution.

- An organization exempt from tax under section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or an individual retirement plan or a custodial account under Section 403(b)(7).

- The United States or any agency or instrumentality thereof.

- A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

- An international organization or any agency, or instrumentality thereof.

- A dealer in securities or commodities required to register in the U.S. or a possession of the U.S.

- A real estate investment trust.

- A common trust fund operated by a bank under section 584(a) of the Code.

- An entity registered at all times during the tax year under the Investment Company Act of 1940.

- A foreign central bank of issue.

    Payments of dividends and patronage dividends not generally subject to backup withholding including the following:

- Payments to nonresident aliens subject to withholding under section 1441.

- Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one non-resident alien partner.

- Payments of patronage dividends not paid in money.

- Payments made by certain foreign organizations.

- Payments made to a nominee.

- Payments of interests not generally subject to backup withholding include the following:

- Payments of interest on obligations issued by individuals.

- Payments of tax-exempt interest (including exempt-interest dividends under section 852 of the Code).

- Payments described in Code section 6049(b)(5) of nonresident aliens.

- Payments on tax-free covenant bonds under section 1451 of the Code.

- Payments made by certain foreign organizations.

- Payments made to a nominee.

    Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. ENTER YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

PRIVACY ACT NOTICE.-- Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER.--If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING.--If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION.--Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER NAME AND IDENTIFICATION NUMBER TO GIVE THE PAYOR. -- The taxpayer identification number for an individual is the individual's social security number. Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. The taxpayer identification number for an entity is the entity's employer identification number. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The Table below will help determine the number to give the payor.

                                               GIVE THE NAME AND TAXPAYER
FOR THIS TYPE OF ACCOUNT:                      IDENTIFICATION NUMBER OF --

1.  An individual's account                    The individual

2.  Two or more individuals (joint account)    The actual owner of the account
                                               or, if combined funds, any one
                                               of the individuals (1)

3.  Husband and wife                           The actual owners of the account
    (joint account)                            or, if joint funds, either
                                               person (1)

4.  Custodian account of a minor (Uniform      The minor (2)
    Gift to Minors Act)

5.  Adult and minor (joint account)            The adult or, if the minor is the
                                               only contributor, the minor (1)

6.  Account in the name of guardian or         The ward, minor, or incompetent
    committee for a designated ward,           person (3)
    minor, or incompetent person

7.  a. The usual revocable savings trust       The grantor-trustee (1)
       account (grantor is also trustee)

    b. So-called trust account that is not     The actual owner(1)
       legal or valid trust under State law

8.  Sole proprietorship                        The owner (4)

9.  A valid trust, estate, or pension trust    The legal entity (Do not furnish
                                               the identifying number of the
                                               personal representative or
                                               trustee unless the legal entity
                                               itself is not designated in the
                                               account title.) (5)

10. Corporate account                          The corporation

11. Association, club, religious,              The organization
    charitable, educational or other
    tax-exempt organization account

                                               GIVE THE NAME AND TAXPAYER
FOR THIS TYPE OF ACCOUNT:                      IDENTIFICATION NUMBER OF --


12. Partnership account                        The partnership

13. A broker or registered nominee             The broker or nominee

14. Account with the Department of             The public entity
    Agriculture in the name of a
    public entity (such as a State or
    local government, school district,
    or prison) that receives agricultural
    program payments


(1) List first and circle the name of the person whose number you furnish.

(2) Circle the minor's name and furnish the minor's social security number.

(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.

(4) Show the name of the owner.

(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.